
CORE
VALUES
Integrity
Reliability

BRINGING PEOPLE AND THE FUTURE TOGETHER

Annual Report 2001

CFS

CFS BANCORP, INC.

CONTENTS

Bringing People and the Future Together

The mark of a stable and well-run corporation—one that will justify the faith shareholders have in it—is not only how profitable it is in the best of times, but also how well it performs in difficult times. While Citizens Financial Services, FSB entered a difficult transition period just as the banking industry began experiencing a period of rate decline and reduced margins, it stayed on target and embarked on a transformation into an institution able to take advantage of a future filled with opportunities.

Citizens is prepared to serve the financial needs of businesses and individuals to help them in their quest to realize a brighter future. We have proven to employees and the community that we can be counted on. We have shown shareholders that we can stay the course, meanwhile putting into motion the systems that we believe will lead to higher profits in the future.

We know many people are banking on us, and we don't intend to let them down.

Executive Report

The market of 2001 turned out to be one of the most unpredictable ever. Throughout the year it was apparent that the stock market had skyrocketed beyond reason, and too much capital had been invested in unproven segments of the market. After the devastating events of September 11th, the stock and bond markets remained in a state of shock for months, along with the rest of our great nation. Since then, the President, Congress and Federal Reserve have worked to guide us back to normalcy, and the market's future looks positive.

CFS Bancorp, Inc. ("Company") and its wholly-owned subsidiary, Citizens Financial Services, FSB ("Citizens") are proud of their performance throughout this past year. We believe we consistently made the right strategic moves and operational decisions at the right times, and we are pleased to report that the Company is in excellent financial condition and poised to take advantage of the economic rebound anticipated in the months ahead.



Thomas F. Prisby



James W. Prisby

As the year progressed, our stock price benefited from continued stable earnings and the "flight to quality," as many investors recognized the importance of investing in established companies with long-term staying power. When interest rates continued to decline, it became apparent that our decision to make the transition to a more bank-like balance sheet and structure had been well timed. We decided not to participate aggressively in the enormous wave of home loan refinancing that swept the nation, and our liquidity, which grew to record levels exceeding $200 million at year-end, has now positioned us to invest a significant portion of our assets in what we believe will be a strong market as the economy bounces back.

As expected, this excess liquidity restricted earnings in the short term; however, we recognized that investing this excess at historically low rates would not be prudent. We now have the opportunity to invest in higher yielding assets as interest rates return to normal levels. Our objective is to establish a continuous improvement in earnings by booking more business loans, reducing expenses, enhancing fee income, and reducing federal and state income taxes.

A PROFITABLE MARKET SEGMENT

While many large money center banks continue sending the message to small and medium-size customers that their business is not valued, Citizens vigorously pursues these relationships with the facilities, professionals and systems to serve them well.

To ensure that our systems are fully capable of supporting the transition to commercial banking practices, we completed a thorough process improvement program and departmental reorganization in 2001. In the first year of implementation the program enabled us to book net cost saves that exceeded consultant fees and other expenses. An added long-term benefit of this program was the establishment of a corporate culture that continuously reviews methods to increase interest and non-interest income while decreasing operational expenses.

Due to this new strategy, Citizens experienced a reduction in the average number of full-time equivalent employees from 416 for 2000 to 363 for 2001. It is worth noting that this was accomplished without any of the layoffs that were so prevalent nationwide throughout the year. Primarily through employee attrition, compensation costs decreased 8% in 2001, and yet the quality of our staff is better than ever. The commercial loan department, the business banking department and the insurance agency all added acknowledged specialists to their staffs.

One of the more visible changes made in 2001 was the sale of our two La Porte County, Indiana offices. These offices were acquired in mergers, and despite sustained marketing efforts, neither office experienced sufficient growth to warrant further investment. Although we valued the customer relationships developed at these branches over the years, the Board felt it was in the best interest of the Company and its customers to sell these offices to a locally-based institution able to invest more heavily in that region. In addition to the significant gain reported in the third quarter as a result of this sale, we anticipate ongoing expense reductions from the elimination of operational costs for two full-service branches that served a deposit base of only $38 million.

INCREASE IN SHAREHOLDER VALUE

The Company was able to increase each investor's percentage of ownership by repurchasing 3,226,136 shares during 2001. Since the initial public offering in July 1998, the Company has repurchased over 40% of its stock at an average price of $11.35 per share, or 90% of book value, which was $12.57 at year-end. The Company will continue to implement capital management strategies designed to maintain its overall capital ratio at appropriate levels.

The Company also continues to make significant strides in reducing its tax burden. In addition to realizing its first full year of benefits from bank-owned life insurance, Citizens was successful in establishing an offshore subsidiary, CFS Holdings, Ltd., for the purpose of managing its substantial investment portfolio. Citizens also continued to invest in the Chicago Equity Fund projects in order to generate new tax credits.

Understandably, a business unit that did not perform as expected was our securities brokerage subsidiary, CFS Investment Services, Inc. While CFS Investments could not escape the effects of the continuous declines in the stock market, we did not panic. Rather than participate in the layoffs so commonplace in the securities industry, CFS Investments reorganized its operation in an effort to keep expenses to a minimum while still retaining the investment professionals needed to maintain a consistent level of service and to foster long-term relationships.



One of our other subsidiaries, CFS Insurance Agency, Inc., experienced a breakthrough year in regards to revenue, new companies represented, commercial products offered, and the addition of productive and experienced professional agents. In addition to acquiring Lundeberg Insurance Associates, Inc. of Highland, Indiana in June 2001, CFS Insurance hired two highly respected local agents—with extensive personal and commercial insurance experience—who brought in a significant amount of business. These agents were also responsible for new insurance company relationships that have proven beneficial in providing the best possible quotes and policies to new and existing customers. The combination of these new agents and companies with existing agents and service support personnel has made CFS Insurance a leading provider in the local insurance market.

SERVICE TO THE COMMUNITY

The Citizens Savings Foundation, which we established and funded in connection with Citizens' mutual-to-stock conversion, continued to establish itself as a major benefactor for many local community organizations. The Foundation was founded for the primary purpose of furthering housing and education in the region served by our offices.

Also our staff again showed their civic and national spirit by participating in numerous benefit events. Among them was a post-September 11th flag sale, with the proceeds going to the families of the victims of that tragedy. We are extremely proud of our staff for their responsible and generous behavior toward family and community.

MOVING FORWARD

Our Directors and Officers remain excited about the opportunities we anticipate in 2002. Our strong capital base, high liquidity and experienced professionals make us optimistic about increasing our commercial book of business and improving our service levels beyond the expected. Our goal is to capture a larger share of our existing markets while breaking into new markets. Thus we plan to sustain our momentum and solidify our place in the financial arena of the Chicago area and northwest Indiana. We are dedicated to the long-term strategy of steadily building our franchise value for the benefit of shareholders, customers, local communities and employees.

Thank you for your continued confidence.

Thomas F. Prisby

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

James W. Prisby

VICE CHAIRMAN, PRESIDENT AND CHIEF OPERATING OFFICER

Officers of CFS Bancorp, Inc.
Thomas F. Prisby
Chairman and Chief Executive Officer

James W. Prisby
President and Chief Operating Officer

John T. Stephens
Executive Vice President and Chief Financial Officer

Monica F. Sullivan
Corporate Secretary

Michael P. Prisby
Assistant Treasurer

Officers of Citizens Financial Services, FSB
Thomas F. Prisby
Chairman and Chief Executive Officer

James W. Prisby
President and Chief Operating Officer

John T. Stephens
Executive Vice President and Chief Financial Officer

Senior Vice Presidents
Janice S. Dobrinich
Peter J. Doherty
James R. Kish
Agnes C. Lasics
Rebecca D. Rees
Jeffrey C. Stur
Thomas J. Zic

Vice Presidents
Kathryn A. Bogdan
Rebecca R. Edinger
Gary W. Edwards
Laura A. Espinoza
Christopher A. Friis
Brian L. Goins
David A. Hinshelwood
Jane E. Leyden
Tina Margeas
John J. Semancik

Assistant Vice President and Secretary
Monica F. Sullivan

Assistant Vice Presidents
Deborah Brunetti
Richard Cole
Elizabeth DeBolt
Darlene Flores
Bernard Grzybowski
Lucy Johnston
Mary Kate Kish-Teske
David Loo
Virginia L. Michalik
Deborah Milne
Karen Mybeck
Kenneth Potchen
Carl Siska
Dana Talaga
Angela Tsakopoulos
Linda Walsh

First Vice Presidents
Mary Panas
Brian Specht
Jennifer Willis

Second Vice Presidents
Natalie Kaluf
Zalijko Tomasic

Assistant Secretaries
Jody Edinger
Deborah Fincher
Lorraine Graff
Thomas Guiden
Mary Kmak
Aimee Koerner
Donna Kosinski
Julie Lavin
Debra Lundy
Gwendolyn Mommsen
Sandra Ores
Mary Jo Saksa
Jane Santacaterina
JoAnne Schultz
Charlotte Schuyler
Margaret Smith
Krista Staley
Tracy Townsend
Kathy Wilson
Dawn Wurtzbacher
Sophia Zaromitidis

Assistant Treasurers
Susan Davis
Donald Greening
Diane Plikuhn
Michael Prisby
Rebecca Stone

Officers of CFS Insurance Agency, Inc.
Vice President and Manager
Katherin S. Carollo

Assistant Vice Presidents
Donna Demkovich
Susan Dixon

First Vice Presidents
Wilma Koelikamp
Thomas Lundeberg
John Mauman

Second Vice President
Garry DeBoer

Assistant Secretary
Patti Schneider

Officers of CFS Investment Services, Inc.
Vice President and Manager
Kathleen J. Bradshaw

Assistant Vice President
Mirabel Villarreal

First Vice Presidents
Alfonso Avila
George Eckert
Elizabeth Storey
Lisa Stover

Second Vice President
Vickie Miloshoff

ENHANCING PERFORMANCE

We are confident in the abilities and skills of our management team, but we don't believe in going it alone. We know when we need special knowledge and information to take us to the next step. Our two primary consultants—both internationally recognized with many years in the banking business—each have a special expertise for which we utilize their services. They have advised us on process improvement practices and techniques and building stronger customer relationships by sharing with our staffs the latest information on best practices, contemporary theories, and operational models proven to be the most successful. We've seen immediate financial payback on the investment we've made in objective outside help.



John T. Stephens
Executive Vice President and Chief Financial Officer

"As the number cruncher on our Executive team, I diligently followed the progress we were making with our process improvements program. This 10-month program involved most of our management team and resulted in hundreds of changes to our operations. Not only did these changes result in additional income and reduced expenses sufficient to offset the cost of this program in 2001 but, more importantly, they should provide additional income before taxes of $2.5 to $3.0 million per year going forward."

Employee Training Program

Being a high performing financial institution demands, among other things, high performing employees. As part of the strategy to become the best community savings bank possible, Citizens increased the intensity and scope of employee training.

One program in particular, *Establishing Customer Relationships*, has underscored the significant changes made by the Retail Sales Division. Designed to train Citizens' sales staff in the art of building solid relationships, this three-day workshop is action-packed, highly interactive and practical. The objective of the seminar, which is built around a proprietary five-step Customer Interaction Model, is to maximize the effectiveness of the staff by refining their customer relations skills.

Every member of the Retail Sales Division was asked to take the course, and by year's end 75 staff members had completed it with the remaining personal bankers slated to attend in the first quarter of 2002.

Establishing Customer Relationships is only the beginning of a comprehensive sales and training initiative that is now one of the primary responsibilities of the Human Resources Department. Eventually employees will attend as many as 14 courses designed to keep them at peak performance as they bring banking to the community and help create a bright future for our Company.

Another course, *Value and Delivery*, has proven to be an effective way to produce a committed and financially knowledgeable staff throughout the Company. From discussions on the employee's role in a stock company and instructions on how to read a financial report to the meaning of terms like earnings per share, ROA and ROE, this ongoing class is intended to answer the questions and satisfy the needs and interests of every employee. Another session of this class utilizes role-play to demonstrate how to present service and fee changes to customers, together with suggested responses and the handling of customer inquiries.

One of the training manuals for the *Value and Delivery* class uses actual Company financial data as examples of such procedures as calculating efficiency ratios and earnings per share. Significantly, the manual is called the "CFS Owner's Guide."

The most important goal of all the training programs is to meet the needs of a contemporary regional financial institution anticipating growth and significantly increased activity in the near future.


CORE
VALUES
Integrity
Respect
Service
Reliability

Training provides financial returns and reflects our efforts to build stronger relationships with our customers.

Bringing a Better Future to Others


MUNSTER

As Citizens implements aggressive strategies designed to foster our evolution into a leading financial institution in the Chicago area and northwest Indiana, one policy remains the same—commitment to the community of man. Nowhere was this better seen than in the fundraising for the "Citizens Helping Citizens" fund established for families of the September 11th disaster victims. More than $9,000 was raised in just three hours on Saturday, September 29th as some 100 volunteers at all Citizens' locations collected funds and distributed flag decals. The close relationship between Citizens and the people we serve was evident in that 30 of the volunteers were customers and friends.

Another $6,000 was raised inside the branches during October, and the fund totaled over $15,000 by year-end. An overall contribution of $31,500 was made when the Citizens Savings Foundation matched the amount raised by our employees and friends.

New Clients/New Products

The year 2001 proved to be a turnaround year for CFS Insurance Agency, Inc. During the year the agency established new records for revenue, new companies represented, and commercial products available. In addition to personal auto, home-owner's and renter's insurance, and a wide range of life and health insurance, CFS Insurance is now writing business insurance policies enabling our commercial clients to offer attractive employee benefit plans while safeguarding their company's assets.



The expansion of insurance product lines, especially of business insurance and employee-related policies, coincides with Citizens' increased focus on commercial clients. As commercial banking relationships grow, the ability to offer commercial insurance means we can satisfy more of the customer's financial needs and increase our share of the customer's business. Consolidating a customer's business with one institution is usually advantageous to both the customer and the institution.

Another bright spot for CFS Insurance was the acquisition of Lundeberg Insurance Associates, Inc. of Highland, Indiana on June 1, 2001. Tom Lundeberg specializes in commercial insurance products and has developed a diversified client base throughout northwest Indiana during 31 years in business.

In addition to bringing in new clients, Lundeberg Insurance brought an added expertise in commercial products. Together with our agency's continually upgraded technology and reputation for outstanding service, customers can be confident that they will be getting excellent products and services.

CFS Insurance also hired John Mauman and Michael Klausman, two local agents who bring many years of experience in the commercial and personal lines markets. These agents have long-term relationships with insurance providers, and that translates to enhanced opportunities to provide the best quotes and policies for CFS Insurance customers.

Going forward, we believe that CFS Insurance will improve its local leadership position in the industry by bringing the best insurance products and services to the local market.

Katherin S. Carollo, Vice President of CFS Insurance Agency, greets John Gogolak, owner of Gogolak Contractors.

Customers Say "Yes" to Alternative Service Channels

CFS Bancorp has put the spotlight on relationship banking and personal interactions with the customer. By listening to our customers, we know that bringing the future to people means providing the latest technology and alternative delivery channels. To improve customer service, as well as reduce teller and platform service activity, we promoted our web site, online banking and bill pay service. We also promoted our customer service and telephone banking phone numbers, the access and convenience of our ATMs and benefits of the debit card. The numbers show that customers have accepted banking technology in a big way.

Month of December	2000	2001
Debit card penetration of new checking accounts opened	40%	77%
Point of Sale check card transactions	48,881	59,629
Free (on us) ATM transactions	35,921	39,364
Hits to web site home page	9,702	18,440
Telephone/online banking transactions	320,000	449,413
Customer service calls	7,239	10,972
At Month End—December	**2000**	**2001**
On line banking customers	2,202	5,104
Bill pay customers	179	389
Debit cards outstanding	11,890	13,871
For the Year	**2000**	**2001**
Equity applications taken through alternative delivery channels including fax, customer service or Internet	0	125
Total ATM transactions	966,504	1,006,504



Full-service branches in five Walt's Food Center locations provide customers added convenience.

Customers Benefit from Innovation

What does a TREETOP have to do with the review and improvement of a financial institution's current practices and procedures? When it's an acronym for *Transform, Realign & Energize Everyone To Optimize Performance,* it has a great deal to do with process improvement.

The program, which began at the end of 2000, needed strong employee involvement to be successful, and commitment is something Citizens' staff members have in large measure. At first, approximately 50 employees consisting of members from all departments were divided into five action teams, and they in turn assigned other staff members to various sub-committees. While every department was fair game for every action team, each team was responsible for a specific area of concentration—accounting, retail, technology, lending, marketing and operations.

TIME AND COST EFFICIENCY WAS PARAMOUNT

Virtually every operational step, practice and procedure was reviewed in light of the Company's current needs and the transition to a more commercial bank-like organization. All items were compared to the industry's best practices. The responsible team considered time and cost efficiency for the front line and back office. Recommendations, wherever necessary, were made and forwarded to the appropriate department or individual for review or implementation.

The program began late in 2000, and by the end of the first quarter of 2001, there were daily changes and daily progress. Chairman Thomas F. Prisby said at the time, "The process improvement program we embarked upon is in full swing, and we are beginning to see income improvements and cost reductions as a result of implementing many of the recommended changes."

HUNDREDS OF ACTION ITEMS IMPLEMENTED

TREETOP was a ten-month process that eventually involved well over 100 employees and resulted in more than 300 action items.

Process improvement has become a way of life at Citizens. Everyone recognizes that, through the ensuing months, even the smallest improvement may bring greatly improved banking service to customers and profitability to shareholders.



Action teams are now a part of ongoing management practices.

Little Things Add Up to Impressive Numbers



Citizens' process improvement program was meticulous and comprehensive. No item was too big or too small to escape examination. In addition to reviewing such operations as teller logs, reconciliation schedules and night deposit facilities for commercial accounts, the program considered various activities such as:

- ☐ Improved processing efficiency with new software packages for business and consumer loans.
- ☐ Conversion to proof of deposit processing for quicker customer service, efficient handling of teller paperwork, and simplified balancing procedures.
- ☐ Review of all fee schedules for improved non-interest income.
- ☐ New software to reduce account opening time by 75%.
- ☐ Use of a new staffing model for all branches.

Many small improvements add up to impressive numbers. In fact, the total improvements from cost reductions and increased income due to TREETOP recommendations is expected to result in savings of approximately $3 million pre-tax annually.


CHICAGO
LAKE MICHIGAN
WILLOWBROOK
HEGEWISCH / CHICAGO
EAST CHICAGO HARBOR
PALOS HEIGHTS
EAST CHICAGO
HARVEY
SOUTH HOLLAND (3 LOCATIONS)
TINLEY PARK
HAMMOND
HOMEWOOD
INSURANCE & INVESTMENT CENTER
FLOSSMOOR
MUNSTER (BRANCH & CORPORATE OFFICE)
HIGHLAND
SCHERERVILLE
DYER
MERRILLVILLE
VALPARAISO NORTH
VALPARAISO SOUTH
CRETE
N
ILLINOIS
CROWN POINT
INDIANA

Citizens Financial Services Office Locations

IN INDIANA

Crown Point
155 N. Main Street, 46307
219-663-4758

Dyer
Walt's Food Centers
1218 Sheffield, 46311
219-865-1200

East Chicago
4740 Indianapolis Blvd., 46312
219-397-5080

East Chicago—Harbor
Sterk's Super Foods
2121 E. Columbus Drive, 46312
219-397-0033

Hammond
5311 Hohman Avenue, 46320
219-933-0432 or 708-891-0236

Highland
3853 45th Street, 46322
219-924-6650

Merrillville
803 W. 57th Avenue, 46410
219-980-8005

Munster, Main Office
707 Ridge Road, 46321
219-836-5500 or 800-334-5869

Munster
1720 45th Street, 46321
219-924-1720

Schererville
7650 Harvest Drive, 46375
219-864-0947

Valparaiso—South
855 Thornapple Way, 46385
219-465-1602

Valparaiso—North
2600 Roosevelt Road
Suite 1001, 46383
219-462-4739

IN ILLINOIS

Crete
Walt's Food Centers
1100 E. Exchange, 60417
708-672-6080

Flossmoor
Flossmoor Commons Shopping Center
3301 W. Vollmer Road, 60422
708-799-9300

Harvey
154th Street at Broadway, 60426
708-210-2400

Hegewisch/Chicago
13323 S. Baltimore, 60633
773-646-1000

Homewood
Walt's Food Centers
2345 W. 183rd Street, 60430
708-957-2141

Palos Heights
7101 W. 127th Street, 60463
708-361-2100

South Holland
601 E. 162nd Street, 60473
708-596-6500

South Holland Drive-Up Center
425 E. 170th Street, 60473

South Holland
Walt's Food Centers
16145 S. State Street, 60473
708-333-8050

Tinley Park
Walt's Food Centers
16039 S. Harlem, 60477
708-532-6000

Willowbrook
10S660 State Route 83, 60527
630-789-4290

Selected Consolidated Financial Data

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)	2001	2000	AT DECEMBER 31, 1999	1998	1997
Selected Financial Condition Data					
Total assets	$1,604,134	$1,710,376	$1,649,535	$1,470,617	$1,184,512
Loans receivable, net	883,352	998,727	882,676	726,081	959,566
Mortgage-backed securities, available-for-sale	276,158	279,597	299,056	277,888	62,141
Mortgage-backed securities, held-to-maturity	37,034	78,857	101,066	176,956	256,670
Investment securities, available-for-sale	47,225	33,786	32,693	34,720	3,696
Investment securities, held-to-maturity	—	170,784	176,737	166,500	206,232
Deposits	945,948	934,012	925,047	969,802	986,073
Borrowed Money	462,658	548,076	494,699	215,271	85,044
Stockholders' equity	171,284	199,368	205,433	260,088	95,196
Non-performing assets to total assets	0.94%	0.75%	0.75%	0.64%	0.63%
Stockholders' equity to total assets	10.68	11.66	12.45	17.69	8.04
Stockholders' equity per outstanding share	$ 12.57	$ 11.88	$ 10.97	$ 11.13	$ 4.19
Allowance for losses on loans to non-performing loans	55.23%	60.65%	50.48%	59.82%	62.23%
Allowance for losses on loans to total loans	0.86	0.71	0.67	0.74	0.64

	2001	2000	YEAR ENDED DECEMBER 31, 1999	1998	1997
Selected Operations Data					
Interest income	$ 108,107	$ 118,876	$ 104,609	$ 97,353	$ 83,252
Interest expense	70,288	73,033	57,543	56,910	50,858
Net interest income	37,819	45,843	47,066	40,443	32,394
Provision for losses on loans(1)	1,150	3,375	675	1,630	1,840
Net interest income after provision for loan losses	36,669	42,468	46,391	38,813	30,554
Non-interest income	10,728	6,081	5,191	5,900	4,872
Non-interest expense(2)	31,433	31,035	30,210	39,004	28,146
Income before income taxes	15,964	17,514	21,372	5,709	7,280
Income tax expense	4,791	6,821	8,282	2,587	2,714
Net income	11,173	10,693	13,090	3,122	4,566
Earnings per share (basic)	0.80	0.66	0.69	0.15	0.20
Earnings per share (diluted)	0.77	0.66	0.68	0.14	0.20
Cash dividends declared per common share	0.36	0.36	0.34	0.16	—
Selected Operating Ratios					
Net interest margin	2.36%	2.83%	3.18%	3.08%	2.92%
Average interest-earning assets to average interest-bearing liabilities	112.09	113.59	118.70	114.57	108.20
Ratio of general and administrative expenses to average total assets (adjusted for one-time charges)(3)	1.86	1.84	1.88	2.16	2.44
Return on average assets	0.66	0.63	0.85	0.23	0.40
Return on average equity	5.82	5.34	5.70	1.85	4.83
Efficiency ratio (adjusted for one-time charges)(3)	68.43	59.82	57.95	64.35	71.85

(1) The provision for losses on loans in 1998 reflects a $1,200 adjustment in order to conform the credit policies of Suburban Financial Corp. to those of the CFS Bancorp, Inc.

(2) Non-interest expense in 1998 includes one-time charges of $9,519 related to the Merger and Conversion (as described in the General Section of Management's Discussion and Analysis of Financial Condition and Results of Operations).

(3) Calculated on a pro forma basis which excludes the effects of the special charges referred to in (2) above.

Selected Quarterly Results of Operations

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2001 1ST QUARTER	2001 2ND QUARTER	2001 3RD QUARTER	2001 4TH QUARTER
Interest income	$ 29,746	$ 28,293	$ 26,791	$ 23,277
Interest expense	18,563	18,393	17,693	15,639
Net interest income	11,183	9,900	9,098	7,638
Provisions for losses on loans	450	450	250	—
Non-interest income	2,011	2,351	3,968	2,398
Non-interest expense	7,765	8,044	7,540	8,084
Income before income taxes	4,979	3,757	5,276	1,952
Income taxes	1,656	1,094	1,628	413
Net income	3,323	2,663	3,648	1,539
Earnings per share (basic)	0.22	0.18	0.26	0.14
Earnings per share (diluted)	0.22	0.18	0.25	0.12
Dividends declared per share	0.09	0.09	0.09	0.09

	2000 1ST QUARTER	2000 2ND QUARTER	2000 3RD QUARTER	2000 4TH QUARTER
Interest income	$ 28,524	$ 29,684	$ 30,506	$ 30,162
Interest expense	16,952	17,969	18,966	19,146
Net interest income	11,572	11,715	11,540	11,016
Provisions for losses on loans	2,250	300	375	450
Non-interest income	1,384	1,450	1,553	1,694
Non-interest expense	7,996	8,024	7,688	7,327
Income before income taxes	2,710	4,841	5,030	4,933
Income taxes	1,203	1,839	1,988	1,791
Net income	1,507	3,002	3,042	3,142
Earnings per share (basic)	0.09	0.18	0.19	0.20
Earnings per share (diluted)	0.09	0.18	0.19	0.20
Dividends declared per share	0.09	0.09	0.09	0.09

General

CFS Bancorp, Inc. ("Company") was formed as the holding company for Citizens Financial Services, FSB ("Bank") in connection with the Bank's conversion from a federally-chartered mutual savings bank to a federally-chartered stock savings bank ("Conversion"). The Conversion and the Company's initial public offering of its common stock were completed on July 24, 1998. Concurrent with the Conversion, the Company completed its merger with SuburbFed Financial Corp. ("SFC") ("Merger"), and SFC's subsidiary, Suburban Federal Savings, a Federal Savings Bank, was merged into the Bank. This merger was accounted for as a pooling-of-interests, and, as such, all financial data presented in this annual report includes the combined assets and liabilities and results of operations of the Company and SFC for all periods presented.

Changes in Financial Condition

GENERAL

Total assets of the Company decreased by $106.2 million, or 6.21% to $1.6 billion at December 31, 2001 compared to $1.7 billion at December 31, 2000. This decrease was primarily the result of a net reduction of loans receivable of $115.4 million and a decrease in securities, both investment and mortgage-backed, totaling $202.6 million. These decreases were partially offset by a $212.8 million increase in cash and cash equivalents. During the year ended December 31, 2001, the Company's total liabilities decreased by $78.0 million primarily as the result of a decrease of $85.4 million in borrowed money which was offset slightly by an increase of $11.9 million in deposits. During the year ended December 31, 2001, stockholders' equity decreased by $28.1 million with the most significant portion of the decrease being the utilization of $43.6 million in cash to repurchase 3,226,136 treasury shares through the Company's share repurchase program. The Company continues to maintain a strong capital structure at December 31, 2001, with tangible and core capital of 8.48% and risk based capital of 15.40%. The Company continued to implement its strategy in 2001 to restructure its balance sheet to contain more bank-like assets with relatively higher rates of interest and shorter durations. Although liquidity rose to high levels by December 31, 2001 and contributed to a significant compression of the net interest margin, the Company is confident that, as it redeploys this liquidity prudently, the long-term effect on the Company will be positive.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents, which consist of cash, interest-bearing deposits at other financial institutions and federal funds sold amounted to $272.1 at December 31, 2001 compared to $59.3 million at December 31, 2000. This $212.8 million increase primarily reflects the effect of falling market rates of interest during the year resulting in significant prepayments of loans and mortgage-backed securities, as well as payments due to increased redemption of callable investment securities. As a result, liquidity grew throughout 2001. The Company utilized $85.4 million to repay borrowed money and $38.0 million to fund the sale of two branches in 2001.

INVESTMENT SECURITIES

At December 31, 2001 the Company had $47.2 million of investment securities available-for-sale and no investment securities held-to-maturity, compared to $33.8 million of investment securities available-for-sale and $170.8 million in investment securities held-to-maturity, or an aggregate of $204.6 million in investment securities, at December 31, 2000. This aggregate decrease of $157.3 million was primarily the result of $170.8 million in held-to-maturity investment securities at December 31, 2000 being called (repaid) in 2001 prior to their contractual maturities.

MORTGAGE-BACKED SECURITIES

At December 31, 2001 the Company had $276.2 million in mortgage-backed securities available-for-sale and $37.0 million in mortgage-backed securities held-to-maturity, or an aggregate of $313.2 million, compared to $279.6 million in mortgage-backed securities available-for-sale and $78.9 million in mortgage-backed securities held-to-maturity, or an aggregate of $358.5 million in mortgage-backed securities, at December 31, 2000. This net decrease of $45.3 million in the aggregate from December 31, 2000 to December 31, 2001 was the result of normal repayments of the individual loans included in these mortgage-backed securities, as well as increased prepayments as mortgage rates continually dropped during 2001. At December 31, 2001 the Company had an unrealized gain, net of taxes, on available-for-sale investment securities and mortgage-backed securities of $2.7 million.

LOANS RECEIVABLE

The net loan portfolio of the Company decreased to $883.4 million at December 31, 2001 from $998.7 million at December 31, 2000. The 11.5% decrease was largely the result of significant prepayments as many borrowers refinanced their mortgage loans as market rates declined. The Company also continued its strategy of restructuring its balance sheet by not aggressively participating in refinancing activities on single-family real estate loans.

INVESTMENT IN BANK-OWNED LIFE INSURANCE

The Company's investment in bank-owned life insurance (BOLI) was $30.1 million at December 31, 2001 compared to $23.0 million at December 31, 2000. The Company's original investment in BOLI was made in September 2000 and increased by $6.2 million in September 2001. This investment provides tax-exempt earnings to help defray the cost of employee benefits. The investment is represented by life insurance contracts on approximately 300 Company employees issued by the Hartford Life Insurance Company.

DEPOSITS

Deposits were $945.9 million at December 31, 2001 compared to $934.0 million at December 31, 2000. This net increase of $11.9 million occurred despite the transfer of approximately $40.0 million in deposits upon the sale of the Company's two La Porte County branches in September 2001. Excluding the sale of the two branches, deposits increased $51.9 million.

BORROWED MONEY

Borrowed money amounted to $462.7 million at December 31, 2001 compared to $548.1 million at December 31, 2000. The decrease of $85.4 million reflects principal repayments by the Company as certain borrowings matured.

STOCKHOLDERS' EQUITY

Total stockholders' equity of the Company amounted to $171.3 million, or 10.68% of total assets, at December 31, 2001 compared to $199.4 million, or 11.66% of total assets, at December 31, 2000. Total stockholders' equity included unrealized gains on investment securities and mortgage-backed securities available-for-sale, net of taxes, of $2.7 million at December 31, 2001 compared to unrealized losses, net of taxes, of $3.0 million at December 31, 2000. The decrease in stockholders' equity for the year was primarily the result of the utilization of cash to fund the Company's ongoing stock repurchase programs. Since its initial public offering in July 1998, the Company has repurchased an aggregate of 9,820,208 shares of its common stock at an average price of $11.45 per share.

Average Balances, Net Interest Income, Yields Earned

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.

	YEARS ENDED DECEMBER 31, 2001			2000			1999		
(DOLLARS IN THOUSANDS)	AVERAGE BALANCE	INTEREST	AVERAGE YIELD/COST	AVERAGE BALANCE	INTEREST	AVERAGE YIELD/COST	AVERAGE BALANCE	INTEREST	AVERAGE YIELD/COST
Interest-earning assets:									
Loans Receivable[1]									
Real estate loans	$ 920,461	$ 69,398	7.54%	$ 948,159	$ 72,129	7.61%	$ 775,363	$ 57,002	7.35%
Other loans	22,115	1,665	7.53	21,177	1,980	9.35	14,113	1,334	9.45
Total loans	942,576	71,063	7.54	969,336	74,109	7.65	789,476	58,336	7.39
Securities[2]	457,796	29,439	6.43	589,816	40,926	6.94	652,535	44,277	6.79
Other interest-earning assets[3]	204,563	7,605	3.72	57,893	3,841	6.63	35,799	1,996	5.58
Total interest-earning assets	1,604,935	108,107	6.74%	1,617,045	118,876	7.35%	1,477,810	104,609	7.08%
Non-interest-earning assets	82,640			70,690			58,652		
Total assets	$1,687,575			$1,687,735			$1,536,462		
Interest-bearing liabilities:									
Deposits:									
NOW and money market accounts	$ 146,565	3,298	2.25%	$ 127,502	$ 3,219	2.52%	$ 121,768	$ 2,771	2.28%
Passbook accounts	203,951	4,591	2.25	214,421	6,456	3.01	229,745	6,736	2.93
Certificates of deposit	586,677	32,958	5.62	572,144	33,420	5.84	560,717	30,256	5.40
Total deposits	937,193	40,847	4.36	914,067	43,095	4.71	912,230	39,763	4.36
Borrowings	494,637	29,441	5.95	509,503	29,938	5.88	332,802	17,780	5.34
Total interest-bearing liabilities	1,431,830	70,288	4.91%	1,423,570	73,033	5.13%	1,245,032	57,543	4.62%
Non-interest-bearing liabilities[4]	63,869			63,830			61,820		
Total liabilities	1,495,699			1,487,400			1,306,852		
Stockholders' equity	191,876			200,335			229,610		
Total liabilities and stockholders' equity	$1,687,575			$1,687,735			$1,536,462		
Net interest-earning assets	$ 173,105			$ 193,475			$ 232,778		
Net interest income/ interest rate spread		$ 37,819	1.83%		$ 45,843	2.22%		$ 47,066	2.46%
Net interest margin			2.36%			2.83%			3.18%
Ratio of average interest-earning assets to average interest-bearing liabilities			112.09%			113.59%			118.70%

(1) The average balance of loans receivable includes non-performing loans, interest on which is recognized on a cash basis.
(2) Average balances of securities available-for-sale are based on historical costs.
(3) Includes money market accounts, Federal Funds sold and interest-earning bank deposits.
(4) Consists primarily of demand deposit accounts.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (changes in rate multiplied by changes in volume).

	YEARS ENDED DECEMBER 31,							
	2001 COMPARED TO 2000 INCREASE (DECREASE) DUE TO				2000 COMPARED TO 1999 INCREASE (DECREASE) DUE TO			
(DOLLARS IN THOUSANDS)	RATE	VOLUME	RATE/ VOLUME	TOTAL NET INCREASE/ DECREASE	RATE	VOLUME	RATE/ VOLUME	TOTAL NET INCREASE/ DECREASE
Interest-earning assets:								
Loans receivable:								
Real estate loans	$ (643)	$(2,107)	$ 19	$ (2,731)	$ 1,982	$12,703	$ 442	$15,127
Other loans	(386)	88	(17)	(315)	(14)	667	(7)	646
Total loans receivable	(1,029)	(2,019)	2	(3,046)	1,968	13,370	435	15,773
Securities	(2,997)	(9,161)	671	(11,487)	1,001	(4,256)	(96)	(3,351)
Other interest-earning assets	(1,689)	9,731	(4,278)	3,764	379	1,232	234	1,845
Total net change in income on interest-earning assets	(5,715)	(1,449)	(3,605)	(10,769)	3,348	10,346	573	14,267
Interest-bearing liabilities:								
Deposits:								
NOW and money markets	(350)	481	(52)	79	304	130	14	448
Passbook accounts	(1,630)	(315)	80	(1,865)	181	(449)	(12)	(280)
Certificates of deposit	(1,279)	849	(32)	(462)	2,496	617	51	3,164
Total deposits	(3,259)	1,015	(4)	(2,248)	2,981	298	53	3,332
Borrowings	388	(874)	(11)	(497)	1,775	9,440	943	12,158
Total net change in expense on interest-bearing liabilities	(2,871)	141	(15)	(2,745)	4,756	9,738	996	15,490
Net change in net interest income	$(2,844)	$(1,590)	$(3,590)	$ (8,024)	$(1,408)	$ 608	$(423)	$(1,223)

Results of Operations

GENERAL

The Company reported net income of $11.2 million for the year ended December 31, 2001 compared to net income of $10.7 million and $13.1 million for the years ended December 31, 2000 and 1999, respectively. The Company's net interest income for the year ended December 31, 2001 decreased $8.0 million from the year ended December 31, 2000. Net interest income for the year ended December 31, 2000 increased $1.2 million when compared to the year ended December 31, 1999.

During the year ended December 31, 2001, the Company's average balance of interest-earning assets, represented by total loans and securities, decreased significantly due to an increase in the average balances of cash and cash equivalents as the result of accelerated repayments on mortgage loans and mortgage-backed securities in the low interest rate environment. In addition, the Company's reinvestment of cash into interest-earning assets lagged as the Company, as part of its efforts to transform its balance sheet into a mix which is more like that of a community bank, de-emphasized the origination of single-family residential mortgage loans, which tend to have longer estimated average lives and lower rates of interest than commercial and multi-family real estate, construction and commercial business loans. The Company's results of operations were affected during the year ended December 31, 2001 by a $2.0 million gain on the sale of two La Porte County branches while, during the year ended December 31, 2000, the Company recorded a loan loss provision of $2.0 million related to the write down of a non-performing loan on an office building obtained in the July 1998 Merger with SFC.

NET INTEREST INCOME

Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yield earned on the Company's interest-earning assets and the rate paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's average interest rate spreads were 1.83%, 2.22% and 2.46% for the years ended December 31, 2001, 2000 and 1999, respectively. The Company's net interest margin (i.e., net interest income as a percentage of average interest-earning assets) was 2.36%, 2.83% and 3.18% during the years ended December 31, 2001, 2000 and 1999, respectively.

The Company's net interest income amounted to $37.8 million for the year ended December 31, 2001 compared to $45.8 million and $47.1 million for the years ended December 31, 2000 and 1999, respectively. The 17.5% decrease from 2000 to 2001 was primarily a result of the compression of interest rate spreads, as well as a reduction in the ratio of average interest-earning assets to average interest-bearing liabilities to 112.1% in 2001 from 113.6% in 2000. The $1.2 million, or 2.6% decrease, in net interest income in 2000 compared to 1999 was a result of the compression of spreads and a reduction in the ratio of average interest-earning assets to average interest-bearing liabilities to 113.6% in 2000 from 118.7% in 1999. The Company's investment in BOLI of $6.2 million in 2001 and $22.7 million in 2000 contributed to the decline in net interest income in both 2001 and 2000 as the income on this investment is considered non-interest income. The Company also utilized $43.6 million in 2001 and $20.8 million in 2000 for the Company's stock repurchase program, further reducing net interest income, as the cash used for such repurchases could have been invested interest-earnings in assets.

INTEREST INCOME

The Company reported total interest income of $108.1 million for the year ended December 31, 2001 compared to $118.9 million and $104.6 million for the years ended December 31, 2000 and 1999, respectively. The $10.8 million or 9.1% decrease in interest income in 2001 compared to 2000 was primarily due to a $132.0 million decrease in the average balances of securities from $589.8 million in 2000 to $457.8 million in 2001 coupled with a reduction of 51 basis points in the yield earned on these securities. The $14.3 million, or 13.6% increase, in interest income in 2000 compared to 1999 was due to a $15.1 million increase in interest income from real estate loans, an increase in average balances of real estate loans from $775.4 million in 1999 to $948.2 million in 2000, and a 26 basis point increase in yields earned on real estate loans.

INTEREST EXPENSE

Total interest expense amounted to $70.3 million for the year ended December 31, 2001 compared to $73.0 million and $57.5 million in 2000 and 1999, respectively. The $2.7 million or 3.7% reduction in interest expense during 2001 was primarily the result of a $2.2 million decrease in interest on deposits. This was the result of a 35 basis point decrease in the average rate paid on deposits, which was partially offset by a $23.1 million increase in the average balance of deposits. The $15.5 million increase in interest expense in 2000 compared to 1999 was primarily due to the Company's increased use of borrowed money. The average balance of borrowed money increased by $176.7 million from 1999 to 2000, and the average rate increased by 44 basis points, resulting in a total increase in interest on borrowed money of $12.2 million when comparing 2000 to 1999.

PROVISION FOR LOSSES ON LOANS

The Company establishes provisions for losses on loans, which are charged to operations, in order to maintain the allowance for losses on loans at a level which is deemed appropriate to absorb losses inherent in the portfolio. In determining the appropriate level of the allowance for losses on loans, management considers past and anticipated loss experience, evaluations of real estate collateral, current and anticipated economic conditions, volume and type of lending, and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates, and ultimate losses may vary from such estimates. Management assesses the allowance for losses on loans on a quarterly basis and makes appropriate provisions to maintain the adequacy of the allowance. The actual determination of the total provision is the combination of specific reserves, which may be established from time to time on individual classified assets and an allowance for losses, based on certain ratios applied to the total of eight loan pools. Additionally, the Company engages an independent firm to perform a loan review semi-annually. The results of this review are compared to the Company's classification of assets, and adjustments are made as appropriate. The Company's provision for losses on loans was $1.2 million for the year ended December 31, 2001 compared to $3.4 million in 2000 and $675,000 in 1999. The Company has increased its emphasis in recent years on construction and land development loans, multi-family residential real estate loans, and commercial real estate loans, all of which are generally deemed to involve more risk of loss than single-family residential real estate loans. This change in emphasis has resulted in a continuous increase in the allowance for losses as a ratio of total loans even though the average balances of total loans may decrease, as occurred in 2001. The

Company's average balance of loans was $942.6 million for 2001 compared to $969.3 million and $789.5 million for 2000 and 1999, respectively; however the ratio of the Company's allowance for losses on loans to total loans increased to 0.86% at December 31, 2001 from 0.71% at December 31, 2000.

The Company's non-performing loans were $13.9 million at December 31, 2001 compared to $11.8 million at both December 31, 2000 and December 31, 1999. The largest increase in any one category was non-performing single-family mortgage loans which were $9.3 million at December 31, 2001 compared to $5.2 million at December 31, 2000. This increase is a result of single-family mortgage loans made to and through community development groups (approximately $750,000) and several single-family mortgage loans that became 90 days delinquent during the fourth quarter of 2001. These delinquencies are believed to be the result of the economic slowdown currently being experienced by certain segments of the economy. The Company historically has not experienced significant losses on single-family mortgage loans and believes this increase in non-performing loans will be temporary. The ratio of the Company's allowance for losses on loans to non-performing loans was 55.2% at December 31, 2001 compared to 60.7% and 50.5% at December 31, 2000 and 1999, respectively.

Although management believes that the Company's allowance for losses on loans was adequate at December 31, 2001 based on available facts and circumstances, there can be no assurances that additions will not be necessary in the future. Such allowances would adversely affect the Company's results of operations. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Bank's provision for losses on loans and the carrying value of its other non-performing assets, based on information available to them at the time of their examinations. Any of these agencies could require the Bank to make additional provisions for losses on loans in the future.

NON-INTEREST INCOME

The Company reported non-interest income of $10.7 million for the year ended December 31, 2001 compared to $6.1 million and $5.2 million for the years ended December 31, 2000 and 1999, respectively. The primary reasons for the increase in non-interest income in 2001 compared to 2000 was the $2.0 million gain recognized on the sale of two branch offices, a $1.5 million increase in other income and a $1.1 million increase in BOLI income. The primary reasons for the increase in non-interest income in 2000 compared to 1999 was an increase in loan fee income and BOLI income. Loan fees in 2001 were $1.3 million compared to $1.4 million and $1.0 million in 2000 and 1999, respectively. Included in loan fee income are fees on credit enhancements of $775,000 in 2001 compared to $791,000 in 2000 and $188,000 in 1999 and other loan fees of $544,000 in 2001 compared to $635,000 in 2000 and $825,000 in 1999. The decline in other loan fees reflects the Company's decreased emphasis on single-family real estate mortgage lending. Income from insurance commissions was $1.1 million for the year ended December 31, 2001 compared to $902,000 and $883,000 for the years ended December 31, 2000 and 1999, respectively. The increase in 2001 over prior years was primarily a result of the June 2001 purchase of an insurance agency which specialized in commercial insurance lines. Investment commissions were $873,000 for 2001 compared to $1.4 million in 2000 and 1999. The decrease in 2001 was attributable primarily to the downturn in the equity markets in 2001. Income from BOLI was $1.5 million in 2001, $406,000 in 2000 and zero in 1999. The Company initially invested $22.7 million in BOLI in September 2000 and made an additional investment of $6.2 million in September 2001. Prior to this investment, the cash invested in BOLI had been invested in interest-earning assets. Other non-interest income was $3.4 million for the year ended December 31, 2001 compared to $1.9 million and $1.8 million for the years ended December 31, 2000 and 1999, respectively. The increases in other non-interest income in 2001 were the result of increases in non-interest deposits and service fee income due to the implementation of the findings of a process improvements program conducted in 2001. Non-interest income also included $599,000 from net gains on the sale of investment securities in 2001, compared to $42,000 and $83,000 for the years ending December 31, 2000 and 1999, respectively.

NON-INTEREST EXPENSE

The Company reported non-interest expense of $31.4 million, $31.0 million and $30.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. Compensation and employee benefits, the largest single component of non-interest expense, was $19.0 million for the year ended December 31, 2001 compared to $19.3 million and $18.7 million for the years ended December 31, 2000 and 1999, respectively. Compensation expense without benefits was approximately 8.0% less in 2001 than it was in 2000, as benefits realized from implementation of the findings of the process improvements program in 2001 were instrumental in reducing the average number of full-time equivalent employees from 416 for 2000 to 363 for 2001. This reduction in compensation expense was offset by increases in employee benefits related to the Company's pension plan and ESOP plan. After being fully funded for several years, funding was resumed for the pension plan year beginning July 1, 2001 and ending June 30, 2002, with a payment of approximately $675,000 being made in 2001. ESOP expense is recorded based on the shares to be allocated for the year to participants in the plan multiplied by the average share price for the year. The average share price for 2001 increased to $12.84; as a result $411,500 of additional ESOP expense was recorded in 2001 compared to 2000. Also included in compensation and employee benefit expense was $1.4 million in both 2001 and 2000 compared to $1.1 million in 1999 from the Company's Recognition and Retention Plan approved by the shareholders in February 1999. Aggregate net occupancy expense was $4.5 million for the year ended December 31, 2001 compared to $4.8 million for both of the years ended December 31, 2000 and 1999, respectively. Data processing expense amounted to $1.4 million for the year ended December 31, 2001 compared to $1.0 million and $1.3 million for the years ended December 31, 2000 and 1999, respectively. Data processing expense for 2001 included additional costs of outsourcing some of the processing associated with a new proof of deposit system implemented in 2001. Data processing expense for 1999 included approximately $300,000 for improvement to the telecommunications network and testing of the system for potential Y2K related problems. Federal Deposit Insurance Corporation (FDIC) insurance premiums amounted to $183,000 for the year ended December 31, 2001 compared to $197,000 and $573,000 for the years ended December 31, 2000 and 1999, respectively. The decrease in 2000 reflected the reduced rate for insurance premiums that the FDIC began charging in 2000. Marketing expenses were $853,000 for 2001 compared to $715,000 and $617,000 for 2000 and 1999, respectively. Other general and administrative expenses amounted to $5.4 million for the year ended December 31, 2001 compared to $5.0 million and $4.3 million for the years ended December 31, 2000 and 1999, respectively. Other general and administrative expenses for 2001 included $436,000 compared to $550,000 in 2000 and $18,000 in 1999, for fees and expenses paid to law firms representing the Company in the "Goodwill" suit against the U.S. Government. See note 16 in the Consolidated Financial Statements for additional information relating to this suit.

During the third quarter of 2001 billing arrangements for legal fees in connection with this litigation were restructured and are expected to result in reduced legal expense for this item in the future. Expenses paid for consultants to assist in conducting the process improvements program were $790,000 in 2001 and $174,000 in 2000. The findings from this program were implemented in 2001, and although the Company may use consultants in the future, the consultants' role in the process improvement program is complete.

INCOME TAX EXPENSE

The Company's income tax expense amounted to $4.8 million, $6.8 million and $8.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company's effective rates were 30.0%, 38.9%, and 38.8% for the years ended December 31, 2001, 2000, and 1999, respectively. The Company has implemented several tax strategies in the past few years that have resulted in the significant reductions in its effective tax rates.

ASSET/LIABILITY MANAGEMENT

The Bank, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities with short- and intermediate-term maturities reprice more rapidly, or on a different basis, than its interest-earning assets. Management attempts to moderate the effect of changes in interest rates on the Bank's net portfolio value ("NPV"). The NPV represents the excess of the present value of expected cash flows from assets over the present value of expected cash flows for liabilities. On a quarterly basis, management reviews the calculations of NPV as adjusted for expected cash flows from off-balance sheets contracts, if any. Management of the Bank's assets and liabilities is dependent, in part, on the marketplace and customer preferences. However, management attempts to maintain the mix of the Bank's interest rate sensitive assets and liabilities within limits established by the Board of Directors on the amount of change in NPV which is acceptable assuming certain interest rate changes.

In an attempt to manage its exposure to changes in interest rates, management closely monitors the Bank's interest rate risk. The Bank has an asset/liability management committee consisting of senior officers' and an advisory director which meets weekly to review the Bank's interest rate risk position and to make recommendations for adjustments to the Bank's Board of Directors. In addition, the Board reviews simulations of how the Company's earnings could be affected under various interest rate scenarios.

In managing its asset/liability mix, the Bank, at times, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, places greater emphasis on maximizing its net interest margin than on strictly matching the interest rate sensitivity of its assets and liabilities. The Board believes that the increased net income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of stable interest rates, provide high enough returns to justify the increased exposure which can result from such a mismatch.

While maintaining its interest rate spread objectives, the Bank attempts to reduce interest rate risk with a variety of strategies designed to maintain what the Bank believes to be an appropriate relationship between its assets and liabilities. First, the Bank emphasizes real estate mortgage loans and commercial loans with fixed rates of interest for an initial term of three or five years that convert to an annually adjusting rate using the one-year constant maturity of United States Treasury obligations as the index. At December 31, 2001, the Bank had approximately $585.1 million of adjustable-rate mortgage loans in its portfolio. Second, the Bank's mortgage-backed securities portfolio is made up primarily of securities that have expected average lives of five years or less at time of purchase. Third, the Bank has a substantial amount of passbook savings, demand deposit and money market accounts which the Bank believes may be less sensitive to changes in interest rates than certificate accounts. At December 31, 2001 the Bank had $400.6 million of these types of accounts. Fourth, the Bank's liability management program seeks to lengthen the maturities of customer deposits by aggressively pricing longer-term certificates of deposit.

The following table presents, as of December 31, 2001 and 2000, an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve in 100 basis point (1%) increments, up and down 300 basis points in 2000, and up 300 basis points and down 100 basis points in 2001 in accordance with Office of Thrift Supervision ("OTS") regulations. As illustrated in the table, the Bank's NPV is more sensitive to, and may be more negatively impacted by, rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. The value of the Bank's deposits and borrowings changes in approximately the same proportion in rising or falling rate scenarios.

(DOLLARS IN THOUSANDS) NET PORTFOLIO VALUE

ASSUMED CHANGE IN INTEREST RATES (BASIS POINTS)	2001 $ AMOUNT	2001 $ CHANGE	2001 % CHANGE	2000 $ AMOUNT	2000 $ CHANGE	2000 % CHANGE
+300	103,298	(45,544)	(31)	68,949	(93,361)	(58)
+200	122,708	(26,134)	(18)	98,032	(64,278)	(40)
+100	139,189	(9,654)	(6)	130,130	(32,180)	(20)
0	148,842	—	—	162,310	—	—
-100	140,725	(8,118)	(5)	155,229	(7,081)	(4)
-200	—	—	—	123,573	(38,737)	(24)
-300	—	—	—	90,135	(72,175)	(44)

As noted above, increases in interest rates would have more of an effect on the percentage change in the Bank's NPV than decreases. For instance, at December 31, 2001 for a 200 basis point increase in interest rates, net portfolio value is anticipated to fall by 18% with the remaining NPV still at 7.8% of the Bank's total assets. However, a 100 basis point decrease in rates will change the NPV by only 5%.

The above analysis includes the assets and liabilities of the Bank only. Inclusion of Holding Company assets and liabilities would increase NPV nominally at all levels.

LIQUIDITY AND COMMITMENTS

The Company's liquidity, represented by cash and cash equivalents, is a product of operating, investing and financing activities. The Company's primary historical sources of funds are 1) deposits, 2) scheduled payments of amortizing loans and mortgage-backed securities, 3) prepayments and maturities of outstanding loans and mortgage-backed securities, 4) maturities of investment securities and other short-term investments, 5) funds provided from operations, and 6) borrowings from the Federal Home Loan Bank ("FHLB"). Scheduled payments from the amortization of loans, mortgage-backed securities, maturing investment securities, and short-term investments are relatively predictable sources of funds, while deposit flows and loan prepayments are greatly influenced by market rates of interest, economic conditions and competitive rate offerings. In addition, the Company invests excess funds in federal funds sold and other short-term interest-earning assets which provide liquidity to meet lending requirements. At December 31, 2001 the Company had cash and cash equivalents of $272.1 million.

Liquidity management is both a daily and long-term function. Excess liquidity is generally invested in short-term investments such as federal funds sold. On a longer-term basis, the Company invests funds not used for maintaining and expanding the loan portfolio in mortgage-backed securities. The Company uses its sources of funds primarily to meet its ongoing commitments, pay maturing certificates of deposit and savings withdrawals, fund loan commitments, and maintain a portfolio of mortgage-backed and investment securities.

At December 31, 2001 total commitments to purchase or originate loans outstanding were $99.8 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2001 totaled $405.6 million. Investment securities scheduled to mature or permitted to be called for redemption in one year or less at December 31, 2001 totaled $33.1 million. Based on historical experience, management believes that a significant portion of maturing deposits will remain with the Bank. The Company anticipates that it will continue to have sufficient funds to meet its current commitments.

The liquidity needs of CFS Bancorp (the parent company) consist primarily of operating expenses, dividend payments to stockholders and stock repurchases. The primary sources of liquidity for the parent company are securities available-for-sale and dividends from the Bank. On a parent company only basis, at December 31, 2001, the Company had $19.9 million in securities available-for-sale and, for the year ended December 31, 2001 received $10.0 million in dividends from the Bank. However, these sources can also be supplemented by fees assessed by the Company to the Bank. Under certain banking regulations, the Bank is required to file a notice or, under certain circumstances, an application with the OTS prior to paying any dividends to the Company. In addition, the Bank is required to maintain certain regulatory capital requirements. See note 10 to the Consolidated Financial Statements.

The Company has not used, and has no intention to use, any significant off-balance sheet financing arrangements for liquidity purposes. The Company's financial instruments with off-balance sheet risk are limited to obligations to fund loans to customers and participation loans with other financial institutions pursuant to existing commitments. In addition, the Company has not had, and has no intention to have, any significant transactions, arrangements or other relationships with any unconsolidated, limited purpose entities that could materially affect our liquidity or capital resources. The Company has not traded in and has no intention to trade in commodity contracts.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results generally in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Bank's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by and information currently available to management. These forward-looking statements include, but are not limited to, statements regarding the anticipated net earnings effect of the reconfiguration of the balance sheet, and loan portfolio, tax strategies, general economic conditions, changes in interest rate levels and maturities, marketing initiatives, the adequacy of loan loss provisions, changes in liquidity levels, deposit retention rates, and the process improvement program. In addition, the words "anticipate," "believe," "estimate," "expect," "intend," "should" and similar expressions, or the negative thereof, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company does not intend to update these forward-looking statements.

Report of Independent Auditors

Board of Directors and Stockholders
CFS Bancorp, Inc.

We have audited the accompanying consolidated statements of condition of CFS Bancorp, Inc. (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CFS Bancorp, Inc. as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 15, 2002

Consolidated Statements of Condition

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	DECEMBER 31 2001	2000
Assets		
Cash and amounts due from depository institutions	$ 28,250	$ 25,627
Interest-bearing deposits	137,978	18,829
Federal funds sold	105,839	14,800
Cash and cash equivalents	272,067	59,256
Investment securities available-for-sale	47,225	33,786
Investment securities held-to-maturity (fair value: 2001—$0; 2000—$169,131)	—	170,784
Mortgage-backed securities available-for-sale	276,158	279,597
Mortgage-backed securities held-to-maturity (fair value: 2001—$37,744; 2000—$78,516)	37,034	78,857
Loans receivable, net	883,352	998,727
Investment in FHLB stock, at cost	26,165	26,925
Office properties and equipment	14,983	16,358
Accrued interest receivable	6,887	10,615
Real estate owned	1,128	1,058
Investment in Bank-Owned Life Insurance	30,052	22,976
Prepaid expenses and other assets	9,083	11,437
Total assets	$1,604,134	$1,710,376
Liabilities and Stockholders' Equity		
Deposits	$ 945,948	$ 934,012
Borrowed money	462,658	548,076
Advance payments by borrowers for taxes and insurance	4,497	5,853
Other liabilities	19,747	23,067
Total liabilities	1,432,850	1,511,008
Stockholders' equity:		
Preferred stock, $.01 par value:		
Authorized shares—15,000,000		
Issued and outstanding shares—none at December 31, 2001 and 2000		
Common stock, $.01 par value:		
Authorized shares—85,000,000		
Issued shares—23,423,306 and 23,376,385 at December 31, 2001 and 2000, respectively Outstanding shares—13,626,146 and 16,782,313 at December 31, 2001 and 2000, respectively	234	234
Additional paid-in capital	189,547	188,990
Retained earnings, substantially restricted	105,064	98,782
Treasury stock, at cost: 9,797,160 and 6,594,072 shares at December 31, 2001 and 2000, respectively	(112,167)	(68,829)
Unearned common stock acquired by ESOP	(9,570)	(10,766)
Unearned common stock acquired by RRP	(4,543)	(6,019)
Accumulated other comprehensive income (loss), net of tax	2,719	(3,024)
Total stockholders' equity	171,284	199,368
Total liabilities and stockholders' equity	$1,604,134	$1,710,376

See accompanying notes.

Consolidated Statements of Income

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	YEAR ENDED DECEMBER 31 2001	2000	1999
Interest income:			
Loans	$ 71,063	$ 74,109	$ 58,336
Mortgage-backed securities	21,270	26,403	29,819
Investment securities	8,169	14,523	14,458
Other	7,605	3,841	1,996
Total interest income	108,107	118,876	104,609
Interest expense:			
Deposits	40,847	43,095	39,763
Borrowed Money	29,441	29,938	17,780
Total interest expense	70,288	73,033	57,543
Net interest income before provision for losses on loans	37,819	45,843	47,066
Provision for losses on loans	1,150	3,375	675
Net interest income after provision for losses on loans	36,669	42,468	46,391
Noninterest income:			
Loan fees	1,319	1,426	1,013
Insurance commissions	1,067	902	883
Investment commissions	873	1,442	1,387
Bank-Owned Life Insurance income	1,500	406	—
Net gain on sale of investment securities	599	42	83
Net gain on sale of branches	2,014	—	—
Other income	3,356	1,863	1,825
Total noninterest income	10,728	6,081	5,191
Noninterest expense:			
Compensation and employee benefits	19,028	19,303	18,669
Net occupancy expense	2,471	2,430	2,471
Furniture and equipment expense	2,037	2,331	2,328
Data processing	1,448	1,013	1,294
Federal insurance premiums	183	197	573
Marketing	853	715	617
Other general and administrative expenses	5,413	5,046	4,258
Total noninterest expense	31,433	31,035	30,210
Income before income taxes	15,964	17,514	21,372
Income tax expense	4,791	6,821	8,282
Net income	$ 11,173	$ 10,693	$ 13,090
Per share data:			
Basic earnings per share	$ .80	$ .66	$ .69
Diluted earnings per share	.77	.66	.68
Weighted-average shares outstanding	14,038,096	16,125,560	18,850,711
Weighted-average diluted shares outstanding	14,453,344	16,322,212	19,127,003

See accompanying notes.

Consolidated Statements of Changes in Stockholders' Equity

CFS BANCORP, INC.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	UNEARNED COMMON STOCK ACQUIRED BY ESOP	UNEARNED COMMON STOCK ACQUIRED BY RRP	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance at January 1, 1999	$230	$186,062	$ 87,178	$ —	$(13,093)	$ —	$ (289)	$260,088
Net income for 1999	—	—	13,090	—	—	—	—	13,090
Other comprehensive income, net of tax:								
Change in unrealized appreciation on available-for-sale securities, net of reclassification adjustment	—	—	—	—	—	—	(9,145)	(9,145)
Total comprehensive income								3,945
Purchase of treasury stock	—	—	—	(48,079)	—	—	—	(48,079)
Purchase of shares by RRP	—	—	—	—	—	(7,500)	—	(7,500)
Shares earned under ESOP	—	73	—	—	1,131	—	—	1,204
Amortization of award under RRP	—	(40)	—	—	—	1,111	—	1,071
Exercise of stock options	2	972	—	—	—	—	—	974
Tax benefit related to stock options exercised	—	71	—	—	—	—	—	71
Dividends declared on common stock ($.34 per share)	—	—	(6,341)	—	—	—	—	(6,341)
Balance at December 31, 1999	232	187,138	93,927	(48,079)	(11,962)	(6,389)	(9,434)	205,433
Net income for 2000	—	—	10,693	—	—	—	—	10,693
Other comprehensive income, net of tax:								
Change in unrealized appreciation on available-for-sale securities, net of reclassification adjustment	—	—	—	—	—	—	6,410	6,410
Total comprehensive income	—	—	—	—	—	—	—	17,103
Purchase of treasury stock	—	—	—	(20,750)	—	—	—	(20,750)
Shares earned under ESOP	—	(72)	—	—	1,196	—	—	1,124
Amortization of award under RRP	—	(12)	—	—	—	370	—	358
Exercise of stock options	2	812	—	—	—	—	—	814
Tax benefit related to stock options exercised	—	110	—	—	—	—	—	110
Liability for common stock in Rabbi Trust	—	1,014	—	—	—	—	—	1,014
Dividends declared on common stock ($.36 per share)	—	—	(5,838)	—	—	—	—	(5,838)
Balance at December 31, 2000	234	188,990	98,782	(68,829)	(10,766)	(6,019)	(3,024)	199,368
Net income for 2001	—	—	11,173	—	—	—	—	11,173
Other comprehensive income, net of tax:								
Change in unrealized appreciation on available-for-sale securities, net of reclassification adjustment	—	—	—	—	—	—	5,743	5,743
Total comprehensive income	—	—	—	—	—	—	—	16,916
Purchase of treasury stock	—	—	—	(43,634)	—	—	—	(43,634)
Shares earned under ESOP	—	340	—	—	1,196	—	—	1,536
Amortization of award under RRP	—	(52)	—	—	—	1,476	—	1,424
Exercise of stock options	—	136	—	296	—	—	—	432
Tax benefit related to stock options exercised	—	133	—	—	—	—	—	133
Dividends declared on common stock ($.36 per share)	—	—	(4,891)	—	—	—	—	(4,891)
Balance at December 31, 2001	$234	$189,547	$105,064	$(112,167)	$ (9,570)	$(4,543)	$ 2,719	$171,284

See accompanying notes.

Consolidated Statements of Cash Flows

(DOLLARS IN THOUSANDS)	YEAR ENDED DECEMBER 31 2001	2000	1999
Operating activities			
Net income	$ 11,173	$ 10,693	$ 13,090
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Provision for losses on loans	1,150	3,375	675
Depreciation expense	1,944	2,135	2,074
Deferred income taxes	(254)	(825)	(1,000)
Amortization of cost of stock benefit plans	2,960	2,538	2,274
Tax benefit from exercises of nonqualified stock options	133	110	71
Change in deferred income	263	(47)	1,886
Decrease (increase) in interest receivable	3,728	(937)	51
(Decrease) increase in accrued interest payable	(958)	204	1,259
Proceeds from sale of loans held for sale	5,873	1,327	8,609
Origination of loans held for sale	(6,229)	(2,674)	(8,744)
Gain on sale of branches	(2,014)	—	—
Net gain on sale of loans	—	—	(66)
Proceeds from sale of Visa Accounts	—	—	1,533
Net gain on sale of securities available-for-sale	(599)	(42)	(83)
Loss on sale of office property	—	—	42
Net gain on sale of real estate owned	—	—	(13)
Purchase of Bank-Owned Life Insurance	(6,192)	(22,689)	—
(Increase) decrease in prepaid expenses and other assets	(1,345)	(5,146)	2,200
(Decrease) increase in other liabilities	(2,545)	3,652	(4,383)
Net cash provided (used) by operating activities	7,088	(8,326)	19,475
Investing activities			
Available-for-sale investment securities:			
Purchases	$(453,709)	$ (45,339)	$ (32,746)
Repayments	422,436	45,060	263
Sales	19,499	587	33,211
Held-to-maturity investment securities:			
Purchases	—	—	(90,072)
Repayments and maturities	171,130	6,000	79,835
Available-for-sale mortgage-backed securities:			
Purchases	(83,058)	—	(79,629)
Repayments	80,411	30,256	43,372
Sales	15,046	—	1,088
Held-to-maturity mortgage-backed securities:			
Repayments	40,263	22,209	75,890
Purchase of Federal Home Loan Bank stock	(96)	(5,357)	(15,787)
Redemption of Federal Home Loan Bank stock	856	880	1,522
Loan originations and principal payments on loans, net	112,443	(118,989)	(161,785)
Additions to real estate owned	(264)	(96)	(92)
Proceeds from sale of real estate owned	2,069	1,368	1,228
Purchases of properties and equipment	(1,262)	(2,160)	(3,064)
Disposal of properties and equipment	693	890	53
Net cash flows provided by (used in) investing activities	326,457	(64,691)	(146,713)

(DOLLARS IN THOUSANDS)	YEAR ENDED DECEMBER 31 2001	2000	1999
Financing activities			
Proceeds from exercise of stock options	432	814	974
Dividends paid on common stock	(5,143)	(5,966)	(6,341)
Purchase of treasury stock	(43,634)	(20,750)	(48,079)
Purchase of shares for recognition and retention plan	—	—	(7,500)
Net increase (decrease) in NOW, passbook and money market accounts	46,766	(1,053)	(1,018)
Net (decrease) increase in certificates of deposit	4,680	9,933	(43,947)
Decrease in NOW, passbook and money market accounts in connection with sale of branches	(10,823)	—	—
Decrease in certificates of deposit in connection with sale of branches	(28,252)	—	—
Premium on deposits received in connection with sale of branches	2,014	—	—
Net (decrease) increase in advance payments by borrowers for taxes and insurance	(1,356)	115	(319)
Net (decrease) increase of borrowed money	(85,418)	53,377	279,428
Net cash flows (used in) provided by financing activities	(120,734)	36,470	173,198
Increase (decrease) in cash and cash equivalents	212,811	(36,547)	45,960
Cash and cash equivalents at beginning of year	59,256	95,803	49,843
Cash and cash equivalents at end of year	$ 272,067	$ 59,256	$ 95,803
Supplemental disclosure of noncash activities:			
Loans transferred to real estate owned	$ 1,875	$ 1,721	$ 1,112

See accompanying notes.

1. Summary of Significant Accounting Policies

ORGANIZATION

CFS Bancorp, Inc. (the Company) is a Delaware corporation, incorporated in March 1998 for the purpose of becoming the holding company for Citizens Financial Services, FSB (the Bank). On July 24, 1998, the Bank converted from a mutual to a stock form of ownership. With a portion of the proceeds from the initial public offering, the Company acquired all of the issued and outstanding capital stock of the Bank. Immediately following the conversion, the Company merged with SuburbFed Financial Corp. (SFC). The merger was accounted for as a pooling-of-interests.

The Bank is a federal savings bank offering a full range of financial services to customers who are primarily located in Northwest Indiana and the south and southwest Chicagoland area. The Bank is principally engaged in the business of attracting deposits from the general public and using such deposits to originate residential and commercial mortgage loans.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts and transactions of the Company and its wholly owned subsidiary, the Bank. The Bank has the following subsidiaries: CFS Insurance Agency, Inc., CFS Investment Services, Inc., CFS Holdings, Ltd., and Suburban Mortgage Services, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 2000 and 1999 consolidated financial statements to conform to the 2001 presentation.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts due from depository banks and federal funds sold. Generally, federal funds sold are purchased and sold for one-day periods.

INVESTMENT AND MORTGAGE-BACKED SECURITIES

Management determines the classification of securities at the time of purchase. Debt securities are classified as held-to-maturity and carried at amortized cost if management has the intent and ability to hold the securities to maturity. Securities not classified as held-to-maturity are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, included in Accumulated Other Comprehensive Income. The Company has no trading account securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-related securities, over the estimated life of the security using the level-yield method. Such amortization is included in interest income from securities. A decline in the market value of any available-for-sale or held-to-maturity security below amortized cost that is deemed to be other than temporary results in a charge to earnings thereby establishing a new cost basis for such security. Gains and losses on sales of securities are determined by specifically identifying the carrying amount of the security sold.

LOANS

Loans are carried at the principal amount outstanding, net of unearned income, including net deferred loan origination and commitment fees, and portions charged-off. Interest on loans is recorded as income as borrowers' monthly payments become due. Interest on mortgage loans is not accrued on loans which are 90 days or more past due, or for loans which management believes, after giving consideration to economic and business conditions and collection efforts, collection of interest is doubtful. Loans held-for-sale, if any, are carried at the lower of aggregate cost or market value.

MORTGAGE LOAN FEES

Loan origination and commitment fees and direct loan origination costs are deferred and amortized as an adjustment of the related loan's yield. The Bank is accreting these amounts over the contractual life of the related loans. Remaining deferred loan fees are reflected in income upon sale or repayment of the loan.

ALLOWANCE FOR LOSSES ON LOANS

The allowance for losses on loans is maintained at a level believed adequate by management to absorb losses inherent in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio and, among other things, the borrowers' ability to repay, estimated collateral values, prior loss experience, growth and composition of the portfolio, assessment of individual problem loans, and current economic events in specific industries and regions including unemployment levels, regulatory guidance and general economic conditions. Determination of the allowance for losses on loans is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged-off against the allowance, while recoveries of amounts previously charged-off are credited to the allowance. A provision for losses on loans is expensed based on Management's periodic evaluation of the factors previously mentioned. Future changes to the allowance may be necessary based on changes in economic conditions, financial condition of borrowers, and loan loss experience.

Management considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the note agreement, including principal and interest. Loans subject to impairment valuation are defined as nonaccrual and restructured loans exclusive of homogeneous loans such as single-family residential and consumer loans. Specific allowances are established for impaired loans for which the recorded investment in the loan exceeds the value of the loan. The value of the loan is determined based on the fair value of the collateral, if the loan is collateral-dependent, at the present value of expected future cash flows discounted at the loan's effective interest rate or at the observable market price of the impaired loan. Interest income on impaired loans is recorded when cash is received and only if principal is considered to be fully collectible.

REAL ESTATE OWNED

Real estate owned is comprised of property acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. Real estate owned is recorded at fair value at the date of foreclosure. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of cost or fair value minus estimated costs to sell.

BANK-OWNED LIFE INSURANCE

Bank-Owned Life Insurance (BOLI) is recorded as an asset at the amount that could be realized under the insurance contract as of the date of the statement of condition. The change in cash surrender value during the period is an adjustment of premiums paid in determining the expense or income to be recognized under the contract for the period. This change is recorded as BOLI income in noninterest income on the statement of income.

OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are stated at cost less accumulated depreciation. Provisions for depreciation of office properties and equipment are computed using the straight-line method over the estimated useful lives of the related assets. Long-lived assets are periodically evaluated for impairment.

ADVERTISING COSTS

All advertising costs incurred by the Company are expensed in the period in which they are incurred.

EARNINGS PER SHARE

Basic earnings per common share (EPS) is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Employee Stock Ownership Plan (ESOP) shares not committed to be released and Recognition and Retention Plan (RRP) shares which have not vested are not considered to be outstanding. The basic EPS calculation excludes the dilutive effect of all common stock equivalents. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company's potentially dilutive common shares represent shares issuable under its stock option and RRP plans. Such common stock equivalents are computed based on the treasury stock method using the average market price for the period.

STOCK OPTIONS

The Company accounts for its stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Under APB No. 25, as the exercise price of the Company's employees' stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma net income, pro forma earnings per share, and stock-based compensation plan disclosure requirements under Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation" (FAS No. 123), are included in Note 12—Stock-Based Benefit Plans.

INCOME TAXES

The Company provides for deferred tax assets and liabilities, which represent the difference between the financial statement and tax basis of assets and liabilities and are measured using the enacted tax rates and laws applicable to periods when the differences are expected to reverse. Deferred taxes arise because certain transactions affect the determination of taxable income for tax return purposes. Current tax expense is provided based upon the actual tax liability incurred for tax return purposes.

COMPREHENSIVE INCOME

Comprehensive income is the total of reported net income and all other revenues, expenses, gains, and losses that under generally accepted accounting principles are not included in net income. The Company includes unrealized gains or losses, net of tax, on securities available for sale in other comprehensive income.

SEGMENT REPORTING

Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. Public companies are required to report certain financial information about operating segments in interim and annual financial statements. Senior management evaluates the operations of the Company as one operating segment, community banking, due to the materiality of the banking operation to the Company's financial condition and results of operations, taken as a whole. As a result, separate segment disclosures are not required. The Company offers the following products and services to external customers: deposits, loans, mortgage-related services, investment and insurance services, and trust services. Revenues for the significant products and services are disclosed separately in the consolidated statements of income.

DERIVATIVE FINANCIAL INSTRUMENTS

On January 1, 2001, the Company adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (FAS No. 133). The adoption of FAS No. 133 did not have a material impact on the financial position or results of operations of the Company, as the Company does not utilize derivatives.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (FAS No. 141) and No. 142, "Goodwill and Other Intangible Assets" (FAS No. 142) effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with FAS No. 142. Other identified intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the FAS No. 142 will not result in any changes to reported earnings, since the Company currently has no goodwill.

FASB Statement No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," (FAS No. 144) was issued in October 2001 and addresses how and when to measure impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The new provisions supersede FAS No. 121, which addressed asset impairment, and certain provisions of APB Opinion 30 related to reporting the effects of the disposal of a business segment and requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. Under FAS No. 144, more dispositions may qualify for discontinued operations treatment in the income statement. The provisions of FAS No. 144 became effective for the Company January 1, 2002, and are not expected to have a material impact on the Company's financial position or results of operations.

2. Investment Securities

The amortized cost of investment securities and their fair values are as follows:

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Available-for-sale at December 31, 2001:				
Callable agency securities, corporate bonds, and commercial paper	$ 33,169	$ 12	$ 33	$ 33,148
Trust preferred securities	4,929	—	534	4,395
Equity securities	7,489	611	454	7,646
Asset backed note	2,026	10	—	2,036
	$ 47,613	$633	$1,021	$ 47,225
Available-for-sale at December 31, 2000:				
Callable agency securities	$ 20,017	$ 39	$ —	$ 20,056
Trust preferred securities	4,926	—	360	4,566
Equity securities	9,763	522	1,121	9,164
	$ 34,706	$561	$1,481	$ 33,786

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Held-to-maturity at December 31, 2001:				
Callable agency securities	$ —	$ —	$ —	$ —
Held-to-maturity at December 31, 2000:				
Callable agency securities	$170,784	$ —	$1,653	$169,131

The callable agency securities at December 31, 2001 and 2000, have call features at amounts not less than par and were not purchased with significant premiums or discounts.

The amortized cost and fair value of investment securities at December 31, 2001, by contractual maturity, are shown below:

	AVAILABLE-FOR-SALE AMORTIZED COST	FAIR VALUE
Due in one year or less	$19,251	$19,251
Due after one year through five years	4,083	4,098
Due after five years through ten years	11,861	11,835
Due more than ten years	4,929	4,395
Equity securities with no stated maturity	7,489	7,646
	$47,613	$47,225

For the year ended December 31, 2001, gross gains and gross losses of $739 ($517 net of taxes) and $84 ($59 net of taxes), respectively, were recorded from sales of available-for-sale investment securities.

For the year ended December 31, 2000, gross gains and gross losses of $74 ($46 net of taxes) and $32 ($20 net of taxes), respectively, were recorded from sales of available-for-sale investment securities.

For the year ended December 31, 1999, gross gains and gross losses of $220 ($136 net of taxes) and $137 ($84 net of taxes), respectively, were recorded from sales of available-for-sale investment securities.

3. Mortgage-Backed Securities

The amortized cost of mortgage-backed securities and their fair values are as follows:

	AMORTIZED COST	GROSS UNREALIZED GAIN	GROSS UNREALIZED LOSSES	FAIR VALUE
Available-for-sale at December 31, 2001:				
Participation certificates and collateralized mortgage obligations	$ 32,089	$1,215	$ 79	$ 33,225
Real estate mortgage investment conduits	239,776	3,438	282	242,933
	$271,865	$4,653	$ 361	$276,158
Available-for-sale at December 31, 2000:				
Participation certificates and collateralized mortgage obligations	$ 54,227	$ 741	$ 508	$ 54,460
Real estate mortgage investment conduits	229,535	306	4,704	225,137
	$283,762	$1,047	$5,212	$279,597
Held-to-maturity at December 31, 2001:				
Participation certificates and collateralized mortgage obligations	$ 28,644	$ 659	$ 69	$ 29,234
Real estate mortgage investment conduits	8,390	125	5	8,510
	$ 37,034	$ 784	$ 74	$ 37,744
Held-to-maturity at December 31, 2000:				
Participation certificates and collateralized mortgage obligations	$ 34,349	$ 83	$ 358	$ 34,074
Real estate mortgage investment conduits	44,508	143	209	44,442
	$ 78,857	$ 226	$ 567	$ 78,516

The mortgage-backed securities have contractual maturities that range from 2000 to 2031. Expected maturities may differ from contractual maturities because the underlying mortgages collateralizing the securities are subject to prepayment without penalty.

For the year ended December 31, 2001, no gross gains and gross losses of $56 ($39 net of tax) were recorded from sales of available-for-sale mortgage-backed securities.

For the years ended December 31, 2000, and 1999 there were no sales of available-for-sale mortgage-backed securities.

4. Loans Receivable

Loans receivable consist of the following:

	DECEMBER 31 2001	2000
First mortgage loans:		
Single-family residential	$535,197	$ 700,790
Multifamily residential	51,635	41,903
Commercial real estate	142,663	124,477
Construction and land development loans	119,819	144,064
Other loans	67,478	40,764
Undisbursed portion of loan proceeds	(24,454)	(45,022)
Net deferred yield adjustments	(1,324)	(1,062)
	891,014	1,005,914
Allowance for losses on loans	(7,662)	(7,187)
Loans receivable, net	$883,352	$ 998,727

The Bank's lending activities have been concentrated primarily within its immediate geographic area. The Bank generally requires collateral on loans and loan-to-value ratios of no greater than 80%.

At December 31, 2001, 2000, and 1999, the Bank serviced $21,125, $27,665, and $32,126, respectively, of loans for others.

Activity in the allowance for losses on loans is summarized as follows:

	2001	2000	1999
Balance at beginning of year	$7,187	$5,973	$5,357
Provision for losses on loans	1,150	3,375	675
Charge-offs	(855)	(2,279)	(171)
Recoveries	180	118	112
Balance at end of year	$7,662	$7,187	$5,973

	December 31 2001	2000
Impaired loans:		
With a valuation reserve	$ —	$ —
No valuation reserve required	2,915	1,845
Total impaired loans	$2,915	$1,845
Valuation reserve relating to impaired loans	$ —	$ —
Average impaired loans during year	2,760	1,252

5. Office Properties and Equipment

Office properties and equipment are summarized as follows:

	Estimated Useful Lives	December 31 2001	2000
Cost:			
Land		$ 1,934	$ 2,005
Buildings	30-40 years	14,890	15,231
Leasehold improvements	Over term of lease	2,402	2,402
Furniture and equipment	3-15 years	13,582	13,476
Construction in progress		550	225
		33,358	33,339
Less:			
Accumulated depreciation and amortization		18,375	16,981
		$14,983	$16,358

OPERATING LEASES

At December 31, 2001, the Company and its subsidiaries were obligated under certain noncancelable operating leases for premises and equipment, which expire at various dates through the year 2007. Many of these leases contain renewal options, and certain leases provide options to purchase the leased property during or at the expiration of the lease period at specific prices. Some leases contain escalation clauses calling for rentals to be adjusted for increased real estate taxes and other operating expenses, or proportionately adjusted for increases in the consumer or other price indices. The following summary reflects the future minimum rental payments, by year, required under operating leases that, as of December 31, 2001, have initial or remaining noncancelable lease terms in excess of one year.

Year ended December 31	
2002	$ 508
2003	332
2004	71
2005	73
2006	62
2007	42
	$1,088

Rental expense charged to operations in 2001, 2000, and 1999, amounted to approximately $640, $607, and $599, respectively, including amounts paid under short-term cancelable leases.

6. Accrued Interest Receivable

Accrued interest receivable consists of the following:

	DECEMBER 31 2001	2000
Callable agency securities and other investments	$ 318	$ 2,555
Participation certificates	793	271
Real estate mortgage investment conduits	775	1,582
Loans receivable	5,001	6,207
	$6,887	$10,615

7. Deposits

Deposits and interest rate data are summarized as follows:

	DECEMBER 31 2001	2000
NOW accounts:		
Noninterest-bearing	$ 26,970	$ 26,468
Interest-bearing	81,217	83,558
Total NOW accounts	108,187	110,026
Passbook accounts:		
Savings accounts	187,997	191,472
Individual retirement accounts	15,168	15,950
Total passbook accounts	203,165	207,422
Money market accounts	89,205	47,226
Certificate of deposit accounts:		
Less than one year	405,576	388,219
One to two years	68,027	92,141
Two to three years	29,746	39,201
Three to four years	24,846	18,653
Four to five years	11,913	23,424
Greater than five years	4,779	6,761
Total certificate of deposit accounts	544,887	568,399
Accrued interest payable	504	939
	$945,948	$934,012
Weighted-average cost of deposits	3.43%	4.69%

Interest expense on deposits consists of the following:

	YEAR ENDED DECEMBER 31 2001	2000	1999
NOW accounts	$ 1,111	$ 1,290	$ 1,365
Passbook accounts	4,591	6,456	6,736
Money market accounts	2,187	1,929	1,406
Certificates of deposit	32,958	33,420	30,256
	$40,847	$43,095	$39,763

The aggregate amount of deposits in denominations of one hundred thousand dollars or more was $198,602 and $163,612 at December 31, 2001 and 2000, respectively. Deposits in excess of one hundred thousand dollars generally are not federally insured.

Interest paid on deposits during 2001, 2000, and 1999 totaled $41,282, $43,010, and $39,553, respectively.

8. Borrowed Money

Borrowed money consists of the following:

	DECEMBER 31			
	2001		2000	
	WEIGHTED-AVERAGE RATE	AMOUNT	WEIGHTED-AVERAGE RATE	AMOUNT
Secured advances from FHLB— Indianapolis:				
Maturing in 2001—fixed rate	—%	$ —	6.19%	$ 150
Maturing in 2003—fixed rate	5.31	36,095	5.37	41,069
Maturing in 2010—fixed rate	5.92	400,000	5.92	400,000
Maturing in 2014—fixed rate	6.71	1,274	6.71	1,287
Maturing in 2018—fixed rate	5.54	2,994	5.54	3,032
Maturing in 2019—fixed rate	6.32	8,095	6.32	8,213
Secured advances from FHLB— Chicago:				
Maturing in 2001—fixed rate	—	—	6.20	15,200
Maturing in 2002—fixed rate	6.20	7,700	6.20	7,700
Maturing in 2008—fixed rate	5.26	6,500	5.26	6,500
Securities sold under agreements to repurchase:				
Maturing in January 2001	—	—	6.70	19,075
Maturing in February 2001	—	—	6.65	23,850
Maturing in September 2001	—	—	5.25	22,000
		$462,658		$548,076
Weighted-average interest rate		5.88%		5.92%

Advances with unpaid balances totaling $400,000 and final maturities in 2010 contain call dates in 2002. Advances with unpaid balances totaling $1,500 and $5,000 and final maturities in 2008 contain call dates in 2002 and 2003, respectively.

Pursuant to collateral agreements with the Federal Home Loan Bank of Indianapolis (FHLB-IN), advances are secured by all stock in the FHLB-IN and qualifying first mortgage loans with unpaid principal balances aggregating no less than 145% of the outstanding secured advances, or $650,000.

Pursuant to collateral agreements with the Federal Home Loan Bank of Chicago FHLB-C), advances are secured by stock in the FHLB-C and certain mortgage-backed securities having a carrying value of $20,227.

The Company has a borrowing agreement with American National Bank (ANB) for a maximum of $5,000 federal funds borrowing line of credit at a rate quoted as the market rate by ANB for the purchase of federal funds at the time the purchase is requested. The advance is secured by certain mortgage-backed securities having a carrying value of $5,000. The line was not used in 2001 or 2000.

The Bank enters into sales of securities under agreements to repurchase (repurchase agreements). Fixed-coupon repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as borrowed funds in the consolidated statements of condition. The dollar amounts of securities underlying the agreements remain in the asset accounts. Securities sold under agreements to repurchase consisted of callable U.S. government agency notes at December 31, 2000. The securities underlying the agreements were delivered to the dealer who arranged the transaction. The agreements call for the Bank to repurchase similar securities.

Information concerning borrowings under reverse repurchase agreements is summarized as follows:

	2001	2000
Average balance during the year	$19,094	$56,224
Average interest rate during the year	5.63%	5.75%
Maximum month-end balance during the year	$46,950	$90,881
Securities underlying the agreements at year-end:		
Carrying value	—	72,736
Estimated fair value	—	72,357

Interest expense on borrowed money is summarized as follows:

	YEAR ENDED DECEMBER 31 2001	2000	1999
Advances from FHLBs	$28,366	$26,705	$12,488
American National line of credit	—	—	1
Securities sold under agreements to repurchase	1,075	3,233	5,291
	$29,441	$29,938	$17,780

Interest paid on borrowings during 2001, 2000, and 1999 was $29,964, $29,818, and $17,032, respectively.

9. Income Taxes

The Bank has qualified under provisions of the Internal Revenue Code, which permitted it to deduct from taxable income an allowance for bad debts, which differs from the provision for such losses charged to income. Accordingly, retained income at December 31, 2001, includes approximately $12,497, for which no provision for income taxes has been made. If in the future this portion of retained income is distributed, or the Bank no longer qualifies as a bank for tax purposes, income taxes may be imposed at the then-applicable rates. If income taxes had been provided, the deferred tax liability would have been approximately $4,499.

The income tax provision consists of the following:

	YEAR ENDED DECEMBER 31 2001	2000	1999
Current tax expense:			
Federal	$4,454	$6,782	$7,425
State	591	864	1,857
Deferred tax expense (benefit):			
Federal	(262)	(813)	(847)
State	8	(12)	(153)
	$4,791	$6,821	$8,282

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	YEAR ENDED DECEMBER 31 2001	2000	1999
Statutory rate	35.0%	35.0%	35.0%
State taxes	3.8	4.9	5.5
Bank-owned life insurance	(3.3)	—	—
Other	(5.5)	(1.0)	(1.7)
Effective rate	30.0%	38.9%	38.8%

Significant components of deferred tax assets and liabilities are as follows:

	DECEMBER 31 2001	2000
Deferred tax assets:		
Allowance for loan losses	$3,105	$2,918
Deferred compensation	692	839
Loan fees deferred	397	305
Other	85	173
	4,279	4,235
Deferred tax liabilities:		
Excess tax accumulated provision for losses over base year	651	1,002
Depreciation	250	210
Stock dividends on FHLB stock	182	182
Other	397	296
	1,480	1,690
Net deferred tax asset	2,799	2,545
Tax effect of adjustment related to unrealized (appreciation) depreciation on available-for-sale securities	(1,185)	2,061
Net deferred assets including adjustments	$1,614	$4,606

The Company made net federal and state income tax payments of $5,679, $6,180, and $12,338, during 2001, 2000, and 1999, respectively.

10. Regulatory Capital

The principal source of cash flow for the Company is dividends from the Bank. Various federal banking regulations and capital guidelines limit the amount of dividends that may be paid to the Company by the Bank. Future payment of dividends by the subsidiary is dependent on individual regulatory capital requirements and levels of profitability.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum total requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below of the total risk-based, tangible, and core capital, as defined in the regulations. Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Office of Thrift Supervision categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Bank must maintain minimum total risk-based, tangible, and core ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		TO BE WELL-CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS		
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT		RATIO
As of December 31, 2001							
Risk-based	$141,612	15.40%	$73,606	≥8.00%	$92,008	≥	10.00%
Tangible	133,950	8.48	23,694	≥1.50	31,599	≥	2.00
Core	133,950	8.48	63,184	≥4.00	78,997	≥	5.00
As of December 31, 2000							
Risk-based	139,440	15.23	73,250	≥8.00	91,563	≥	10.00
Tangible	132,253	8.00	24,798	≥1.50	33,063	≥	2.00
Core	132,253	8.00	49,597	≥3.00	82,658	≥	5.00

At December 31, 2001, adjusted total assets were $1,579,947 and risk-weighted assets were $920,077. A reconciliation of the Bank's equity capital in accordance with generally accepted accounting principles to regulatory capital at December 31, 2001, is as follows:

Total equity	$136,932
Intangibles	(283)
Unrealized gain on investment securities available-for-sale	(2,699)
Tangible and core capital	133,950
Allowance for loan losses	7,662
Risk-based capital	$141,612

11. Employee Benefit Plans

The Company participates in an industry-wide, multiemployer, defined-benefit pension plan, which covers all full-time employees who have attained at least 21 years of age and completed one year of service. Calculations to determine full-funding status are made annually as of June 30. Pension expense was $134 in 2001 and $0 in 2000 and 1999. Asset and plan benefit information is not available for participating associations on an individual basis.

The Company also participates in a single-employer defined-contribution plan, which qualifies under section 401(k) of the Internal Revenue Code. Participation eligibility in this plan is substantially the same as in the aforementioned defined-benefit pension plan. This plan calls for a discretionary contribution within specified limits and a matching Company contribution equal to a specified percentage of employee contributions. Plan expense was approximately $251 in 2001, $265 in 2000, and $276 in 1999.

The Company provides supplemental retirement benefits for certain senior officers in the form of payments upon retirement, death, or disability. The annual benefit is based on actuarial computations of existing plans without imposing Internal Revenue Service limits. Expenses related to this plan for the years ended December 31, 2001, 2000, and 1999, were $97, $84, and $507, respectively.

12. Stock-Based Benefit Plans

In 1998, the Company established an Employee Stock Ownership Plan (the ESOP) for the employees of the Company and the Bank. The ESOP is a qualifying pension plan under Internal Revenue Service guidelines. It covers all full-time employees who have attained at least 21 years of age and completed one year of service. Upon formation, the ESOP borrowed $14,283 from the Company and purchased 1,428,300 shares of common stock issued in the Conversion. Expense is recognized based on the fair value (average stock price) of shares scheduled to be released from the ESOP trust. One-twelfth of the shares are scheduled to be released each year as one-twelfth of the loan (principal and interest) is scheduled to be repaid each year. Dividends on both allocated and unallocated shares are used to pay down the loan. Expense related to this ESOP for the years ended December 31, 2001, 2000, and 1999, was $1,536, $1,124, and $1,174, respectively. ESOP shares not committed to be released are not considered outstanding for purposes of computing EPS.

The following table summarizes shares of Company common stock held by the ESOP at December 31, 2001 and 2000:

	2001	2000
Shares allocated to participants	433,095	339,258
Unallocated and unearned shares	956,992	1,076,616
Total ESOP shares	1,390,087	1,415,874
Fair value of unearned ESOP shares	$ 13,733	$ 11,506

The Company also provides supplemental retirement benefits for certain senior officers under the ESOP. This benefit is also based on computations for the existing plan exclusive of Internal Revenue Service limits. Expenses related to this plan for the years ended December 31, 2001, 2000, and 1999, were $59, $45, and $128, respectively.

In February 1999, the Company, with shareholder approval, established the Recognition and Retention Plan (RRP), which is a stock-based incentive plan, and a stock option plan. The Bank contributed $7,500 to the RRP to purchase a total of 714,150 shares of Company common stock. On April 1, 1999, the Compensation Committee of the Board of Directors granted 707,000 shares under this plan to 92 participants.

The following table summarizes shares of the Company's common stock held by the RRP at December 31, 2001:

Shares purchased by the plan	714,150
Shares granted in 1999	(707,000)
Shares forfeited in 1999	2,000
Shares forfeited in 2000	6,800
Shares forfeited in 2001	2,700
Shares available for grant December 31, 2001	18,650

The shares granted in the RRP vest to the participants at the rate of 20% per year. As a result, expense for this plan is being recorded over a 60-month period and is based on the market value of the Company's stock as of the date of grant. The remaining unamortized cost of the RRP is reflected as a reduction in stockholders' equity. Expenses under this plan for the years ended December 31, 2001, 2000, and 1999 were $1,413, $1,414, and $1,071, respectively.

The Company has stock option plans under which shares of Company common stock are reserved for the grant of both incentive and nonincentive stock options to directors, officers, and employees. The dates the options are first exercisable and expire as determined by the Compensation Committee of the Board of Directors. The exercise price of the options is equal to the fair market value of the common stock on the grant date.

The following is an analysis of the stock option activity for each of the three years ended December 31, 2001.

(IN THOUSANDS)	NUMBER OF SHARES	EXERCISE PRICE PER SHARE
Outstanding at January 1, 1999	706	$ 1.85-13.83
Granted	1,339	10.00
Exercised	(239)	1.85- 6.39
Forfeited	(145)	10.00-13.83
Outstanding at December 31, 1999	1,661	1.85-13.83
Granted	245	8.19-10.44
Exercised	(178)	3.65-10.00
Forfeited	(154)	8.44-13.09
Outstanding at December 31, 2000	1,574	1.85-13.83
Granted	308	11.00-14.46
Exercised	(70)	1.85-13.09
Forfeited	(40)	8.44-13.83
Outstanding at December 31, 2001	1,772	$ 1.85-14.46

At December 31, 2001, 659,233 options were exercisable with a range in exercise price from $3.19 to $13.83. The weighted-average remaining contractual life of outstanding options was 8.5 years at December 31, 2001. At December 31, 2001, there were 155,135 shares available for future grants. At December 31, 2001, the average exercise price on outstanding options was $9.81.

The following summarizes the pro forma net income as if the fair value method of accounting for stock-based compensation plans had been utilized.

	YEAR ENDED DECEMBER 31 2001	2000	1999
Net income (as reported)	$11,173	$10,693	$13,090
Pro forma net income	10,494	10,089	11,541
Diluted earnings per share (as reported)	.77	.66	.68
Pro forma diluted earnings per share	.73	.62	.60

The pro forma results above may not be representative of the effect reported in net income for future years.

The fair value of the option grants for the years ended December 31, 2001, 2000, and 1999, was estimated using the Black Scholes option value model, with the following assumptions: dividend yield of approximately 3.2% in 2001, 3.6% in 2000, and 3.6% for 1999; expected volatility of 30.2% in 2001, 26.0% in 2000, and 23.2% for 1999; risk-free interest of 5.03%, 5.87%, and 6.5% for 2001, 2000, and 1999, respectively; and an original expected life of ten years for all options granted.

13. Comprehensive Income

The related income tax effect and reclassification adjustments to the components of other comprehensive income for the years ended December 31, 2001, 2000, and 1999, is as follows:

	2001	2000	1999
Unrealized holding gains (losses) arising during the period:			
Unrealized net gains (losses)	$9,588	$10,820	$(15,300)
Related tax (expense) benefit	(3,426)	(4,384)	6,205
Net	6,162	6,436	(9,095)
Less reclassification adjustment for net gains realized during the period:			
Realized net gains	599	42	83
Related tax expense	(180)	(16)	(33)
Net	419	26	50
Total other comprehensive income (loss)	$5,743	$ 6,410	$ (9,145)

14. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	YEAR ENDED DECEMBER 31 2001	2000	1999
Net income	$ 11,173	$ 10,693	$ 13,090
Average common shares outstanding	14,038,096	16,125,560	18,850,711
Common share equivalents— Assuming exercise of dilutive stock options	415,248	196,652	276,292
Average common shares and common share equivalents outstanding	14,453,344	16,322,212	19,127,003
Basic earnings per share	$ .80	$ .66	$ .69
Diluted earnings per share	.77	.66	.68

15. Commitments

The Company had outstanding commitments as follows:

TYPE OF COMMITMENT	DECEMBER 31 2001	2000
To originate loans on residential property:		
Fixed rates (6.00%—8.25% in 2001, 7.75%—8.125% in 2000)	$10,616	$ 110
Variable rates	5,656	3,216
To originate loans on nonresidential property:		
Fixed rates (7.25%—8.25% in 2001, 9.75%—11.50% in 2000)	6,233	1,398
Variable rates	42,132	959
To purchase loans on nonresidential property:		
Variable rates	25,500	—
To originate commercial loans:		
Fixed rates (8.00% in 2001)	1,250	—
Variable rates	5,455	—
To purchase commercial loans:		
Variable rates	3,000	—
Unused lines of credit	41,537	24,060
Letters of credit:		
Secured by cash	750	356
Real estate	7,756	3,688
Other—Credit enhancements	50,692	52,443

Credit enhancements are letter of credit facilities related to the issuance by municipalities of taxable and nontaxable revenue bonds. The proceeds from the sale of such bonds are loaned to for-profit and not-for-profit companies for economic development projects. In order for the bonds to receive a triple-A rating, and thus a lower interest rate, the Federal Home Loan Bank of Indianapolis (FHLBI) issues, in favor of the bond trustee, an Irrevocable Direct Pay Letter of Credit (Letter of Credit) for the account of the Bank. Since the Bank, in accordance with the terms and conditions of a Reimbursement Agreement between the FHLBI and the Bank, would be required to reimburse the FHLBI for draws against the Letter of Credit, these facilities are analyzed, appraised, secured by real estate mortgages, and monitored as if the Bank funded the project initially.

The Bank estimates that substantially all commitments will be funded or will expire within one year. Letters of credit expire at various times through 2005.

16. Legal Proceedings

In 1983, with the assistance of the Federal Savings and Loan Insurance Corporation (FSLIC) as set forth in an assistance agreement (Assistance Agreement), the Bank acquired First Federal Savings and Loan Association of East Chicago, Indiana (East Chicago Savings), and Gary Federal Savings and Loan Association, Gary, Indiana (Gary Federal) through mergers. The FSLIC-assisted supervisory acquisitions of East Chicago Savings and Gary Federal were accounted for using the purchase method of accounting which resulted in supervisory goodwill (the excess of cost over fair value of net assets acquired), an intangible asset, of $52.9 million, compared to $40.2 million of goodwill as reported on a generally accepted accounting principles basis. Such goodwill was included in the Bank's regulatory capital. The Assistance Agreement relating to the Bank's acquisitions of East Chicago Savings and Gary Federal provided for the inclusion of goodwill as an asset on the Bank's balance sheet, to be amortized over 35 years for regulatory purposes and includable in capital. Pursuant to the regulations adopted by the Office of Thrift Supervision to implement the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), the regulatory capital requirement for federal savings banks was increased and the amount of supervisory goodwill that could be included in regulatory capital decreased significantly. At September 30, 1989, the Bank had approximately $26.0 million of remaining supervisory goodwill but, even excluding supervisory goodwill, the Bank exceeded the capital requirements of FIRREA at such date.

On May 13, 1993, the Bank filed suit against the U.S. government seeking damages and/or other appropriate relief on the grounds, among others, that the government had breached the terms of the Assistance Agreement. The suit is pending in the United States Court of Federal Claims and is entitled Citizens Financial Services, FSB, et al. v. United States (Case No. 93-306-C).

The Bank has filed a motion for summary judgment, which is presently pending before the Court. Case-specific discovery, including large-scale document production and numerous depositions has occurred. Expert discovery has also been substantially completed. No trial date has been set.

In its complaint, the Bank did not specify the amount of damages it is seeking from the United States. The Bank has retained an expert in order to attempt to quantify the amount of damages. The Bank is unable to predict the outcome of its claim against the United States and the amount of damages that may be awarded to the Bank, if any, in the event that a judgment is rendered in the Bank's favor. Consequently, no assurances can be given as to the results of this claim or the timing of any proceedings in relation thereto. The cost, including attorney's fees and expenses, of the litigation were approximately $436, $550, and $18, in 2001, 2000, and 1999, respectively, which is included in other general and administrative expenses in the Consolidated Statement of Income.

Other than the above-referenced litigation, the Company is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed to be immaterial to the financial condition of the Company.

17. Fair Value of Financial Instruments

Disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of condition, for which it is practicable to estimate their value, is summarized below. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

The fair value disclosure of certain financial instruments and all nonfinancial instruments is not required. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The carrying amounts and fair values of financial instruments consist of the following:

	DECEMBER 31			
	2001		2000	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Assets				
Cash and cash equivalents	$ 272,067	$ 272,067	$ 59,256	$ 59,256
Investment securities available-for-sale	47,225	47,225	33,786	33,786
Investment securities held-to-maturity	—	—	170,784	169,131
Mortgage-backed securities available-for-sale	276,158	276,158	279,597	279,597
Mortgage-backed securities held-to-maturity	37,034	37,744	78,857	78,516
Loans receivable	883,352	901,116	998,727	979,252
Investment in Bank-Owned Life Insurance	30,052	30,052	22,976	22,976
Total assets financial instruments	$1,545,888	$1,564,362	$1,643,983	$1,622,514
Liabilities				
Deposits	$ 945,948	$ 956,672	$ 934,012	$ 889,366
Borrowed money	462,658	502,726	548,076	546,706
Total liabilities financial instruments	$1,408,606	$1,459,398	$1,482,088	$1,436,072

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS

For cash and interest-bearing deposits, the carrying amount is a reasonable estimate of fair value.

INVESTMENT SECURITIES

Fair values for securities held for investment, sale, or trading account purposes are based on quoted market prices as published in financial publications or dealer quotes.

MORTGAGE-BACKED SECURITIES

Fair values for mortgage-backed securities are based on the lower of quotes received from third-party brokers.

LOANS RECEIVABLE

The Company determined that for both variable-rate and fixed-rate loans, fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and collateral to borrowers of similar credit quality.

INVESTMENT IN BANK-OWNED LIFE INSURANCE

The fair value of Bank-Owned Life Insurance is equal to its cash surrender value.

DEPOSIT LIABILITIES

The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

BORROWED MONEY

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

The fair value of the Company's off-balance-sheet instruments is nominal.

18. Condensed Parent Company Financial Statements

The following represents the condensed statement of financial condition as of December 31, 2001 and 2000, and condensed statement of income and cash flows for the three years ended December 31, 2001, for CFS Bancorp, Inc., the parent company.

Condensed Statements of Condition

(PARENT COMPANY ONLY)

	DECEMBER 31 2001	2000
Assets		
Cash on hand and in banks	$ 4,114	$ 358
Securities available for sale	19,913	55,669
Investment in subsidiary	136,932	130,624
Loan receivable from ESOP	10,631	11,522
Accrued interest receivable	118	332
Prepaid expenses and other assets	982	2,591
Total assets	$172,690	$201,096
Liabilities and stockholders' equity		
Liabilities:		
Accrued taxes and other liabilities	$ 1,406	$ 1,728
Stockholders' equity:		
Common stock	234	234
Additional paid-in capital	189,547	188,990
Retained earnings, substantially restricted	93,649	81,997
Treasury stock, at cost	(112,167)	(68,829)
Accumulated other comprehensive income (loss) net of tax	21	(3,024)
Total stockholders' equity	171,284	199,368
Total liabilities and stockholders' equity	$172,690	$201,096

Condensed Statements of Income

(PARENT COMPANY ONLY)

	YEAR ENDED DECEMBER 31 2001	2000	1999
Dividends from subsidiary	$10,000	$22,774	$20,182
Interest income	3,283	4,585	5,148
Dividend income	391	400	253
Net gain on sale of investments	599	40	51
Other income	61	—	—
Noninterest expense	(1,259)	(1,214)	(1,541)
Net income before income taxes and equity in earnings of subsidiary	13,075	26,585	24,093
Income tax expense	(924)	(1,544)	(1,580)
Net income before equity in undistributed earnings of subsidiary	12,151	25,041	22,513
Equity in undistributed earnings of subsidiary	(978)	(14,348)	(9,423)
Net income	$11,173	$10,693	$13,090

Condensed Statements of Cash Flows

(PARENT COMPANY ONLY)

	YEAR ENDED DECEMBER 31 2001	2000	1999
Operating activities:			
Net income	$ 11,173	$ 10,693	$ 13,090
Adjustments to reconcile net income to net cash used by operating activities:			
Amortization/accretion of premiums/discounts	(646)	(708)	(687)
Equity in undistributed earnings of the Bank	978	14,348	9,423
Net gain on sale of available-for-sale investment securities	(599)	(40)	(51)
Decrease in interest receivable	214	110	178
Decrease (increase) in prepaid expenses and other assets	1,609	954	(1,900)
Increase (decrease) in other liabilities	(611)	(1,278)	3,323
Net cash provided by operating activities	12,118	24,079	23,376
Investing activities:			
Available-for-sale investment securities:			
Purchases	(24,173)	(749)	(2,622)
Repayments	—	60	—
Sales	26,224	602	21,879
Available-for-sale mortgage-backed securities:			
Purchases	—	—	—
Repayments	919	793	1,530
Sales	36,122	—	1,077
Net loan originations and principal payment on loans	891	819	4,752
Net cash provided by investing activities	39,983	1,525	26,616
Financing activities:			
Purchase of treasury stock	(43,634)	(20,750)	(48,079)
Proceeds from exercise of stock options	432	814	974
Dividends paid on common stock	(5,143)	(5,966)	(6,341)
Net cash used by financing activities	(48,345)	(25,902)	(53,446)
Increase (decrease) in cash and cash equivalents	3,756	(298)	(3,454)
Cash and cash equivalents at beginning of year	358	656	4,110
Cash and cash equivalents at end of year	$ 4,114	$ 358	$ 656

CFS Bancorp, Inc. Corporate Information

Board of Directors

Chairman of the Board
Thomas F. Prisby
Chairman and CEO
CFS Bancorp, Inc.

Vice Chairman
James W. Prisby
President and Chief Operating Officer
CFS Bancorp, Inc.

Sally A. Abbott
Retired Vice President
Citizens Financial Services, FSB

Gregory W. Blaine
Past Chairman
TN Technologies

Thomas J. Burns
President
Burns-Kish Funeral Homes

Gene Diamond
President and CEO
St. Margaret Mercy Healthcare Centers

Frank D. Lester
President
Union Tank Car Company

Shareholder Information

Corporate Headquarters
CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46321
219-836-5500

Investor Information

Investors and analysts interested in additional information may contact:
Michael P. Prisby
Assistant Treasurer
CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46321
219-836-9990

Stock Information

CFS Bancorp trades on the NASDAQ under the ticket symbol CITZ.

Dividend Reinvestment

Dividend reinvestment is available to registered shareholders with 100 or more shares. For additional information, contact our transfer agent.

Transfer Agent and Registrar

LaSalle National Bank
135 South LaSalle Street
Chicago, Illinois 60603
800-246-5761

Independent Auditors

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606
312-879-2000

Special Counsel

Elias, Matz, Tiernan and Herrick LLP
734 Fifteenth Street, N.W.
Washington, D.C. 20005

Shareholder Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. on April 30, 2002 CDT at The Center for Visual and Performing Arts, 1040 Ridge Road, Munster, Indiana 46321.

Form 10-K

A copy of the CFS Bancorp, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request to:
Monica F. Sullivan
Corporate Secretary
CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46321

As of December 31, 2001, there were 13,626,146 shares of common stock outstanding, held by 2,501 stockholders of record.

Research

The following companies indicated that they provide a market in CFS Bancorp, Inc. common stock:
Dain Rauscher Inc.
Friedman Billings Ramsey & Co.
Howe Barnes Investments, Inc.
McDonald Investments/ Trident Securities
Sandler O'Neill & Partners LP
Stifel, Nicolaus & Co. Inc.
Tucker Anthony Inc.

Quarterly Share Price and Dividend Information

	Stock Price High	Stock Price Low	Dividend Paid
2000			
First Quarter	$ 9 5/16	$ 7 1/2	$.09
Second Quarter	$ 9 3/8	$ 7 3/4	$.09
Third Quarter	$ 10 1/2	$ 8 9/16	$.09
Fourth Quarter	$10 11/16	$ 10 1/8	$.09
2001			
First Quarter	$ 11 7/16	$ 10 7/16	$.09
Second Quarter	$ 13.83	$10.75	$.09
Third Quarter	$ 14.87	$13.27	$.09
Fourth Quarter	$ 14.52	$13.41	$.09

707 Ridge Road
Munster, IN 46321
219-836-5500
www.bankcfs.com

CFS BANCORP, INC.